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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Carbon Black, Inc.
(Name of Subject Company)

Carbon Black, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14081R103
(CUSIP Number of Class of Securities)

Eric J. Pyenson
Senior Vice President & General Counsel
Carbon Black, Inc.
1100 Winter Street
Waltham, Massachusetts 02451
(617) 393-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Kenneth J. Gordon, Esq.
James A. Matarese, Esq.
Blake Liggio, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Carbon Black, Inc., a Delaware corporation (the "Company," "Carbon Black," "we," "our" or "us"). Carbon Black's principal executive office is located at 1100 Winter Street, Waltham, Massachusetts 02451. Carbon Black's telephone number at this address is (617) 393-7400.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Schedule 14D-9") relates is the Company's common stock, par value $0.001 per share (the "Shares"). As of the close of business on August 29, 2019, (i) 74,931,471 Shares were issued and outstanding, (ii) 55,404 Shares were held in treasury by the Company, (iii) 11,721,041 Shares were subject to outstanding options to purchase Shares ("Company Options"), (iv) 3,416,591 Shares were issuable upon vesting of outstanding restricted stock units to acquire Shares ("Company RSUs"), (v) 27,213 Shares were subject to outstanding purchase rights under the Company's 2018 Employee Stock Purchase Plan (the "Company ESPP"), and (vi) no shares of preferred stock of the Company, par value $0.001 per share, were issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1, which information is incorporated herein by reference. The Company's website address is www.carbonblack.com. The information on the Company's website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer and Merger.

        This Schedule 14D-9 relates to the cash tender offer (the "Offer") by Calistoga Merger Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of VMware, Inc., a Delaware corporation ("VMware"), to acquire all of the issued and outstanding Shares at a price per Share equal to $26.00 (the "Offer Price"), net to the seller of such Shares in cash, without interest and subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the "Schedule TO"), filed by VMware and Merger Sub with the U.S. Securities and Exchange Commission (the "SEC") on September 6, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2019 (together with any amendments or supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal"). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 22, 2019 (together with any amendments or supplements thereto, the "Merger Agreement"), by and among the Company, VMware and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase, titled "Merger Agreement; Other Agreements—The Merger Agreement". The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), with the Company being the surviving corporation (the "Surviving Corporation") (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"). Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the "Effective Time"), each Share (other than (1) Shares owned by the Company as treasury stock, (2) Shares that were owned by Merger Sub immediately before the effective time of the Merger (the "Effective Time"), (3) Shares irrevocably accepted for payment by Merger Sub in the Offer and (4) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, collectively referred to as the "Excluded Shares") will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding (the "Merger Consideration"). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by VMware.

        The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is conditioned upon (1) the number of Shares validly tendered (and "received" as defined in Section 251(h) of the DGCL) and not properly withdrawn, together with any Shares owned by Merger Sub or its "affiliates" (as defined in Section 251(h)(6) of the DGCL), in accordance with the terms of the Offer, representing at least one more than 50% of the total number of Shares that are outstanding prior to the expiration of the Offer, (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), and the receipt of all other required approvals, consents or clearances under specified foreign merger control laws and (3) other customary closing conditions.

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer on September 6, 2019. The Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of October 3, 2019 (i.e., one minute after 11:59 p.m., New York City time, on October 3, 2019), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

        The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        Merger Sub, a Delaware corporation, is a wholly owned subsidiary of VMware and was formed solely for the purpose of facilitating the acquisition of the Company by VMware. To date, Merger Sub has not carried on any activities other than those related to its formation, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of each of VMware and Merger Sub is 3401 Hillview Avenue, Palo Alto, CA, 94304, and the business telephone number of each of VMware and Merger Sub is (650) 427-5000.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov. This Schedule 14D-9 is also located on the SEC Filings page of the Company's Investor Relations website, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the Information Agent engaged by Merger Sub for the Offer, toll free at (866) 829-1035 or via email at cblk@dfking.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company's executive officers, directors or affiliates or (2) VMware, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, VMware and Merger Sub.

Merger Agreement

        The Merger Agreement governs the contractual rights among the Company, VMware and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, VMware or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company's public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to VMware and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

        Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, VMware and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, VMware or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, VMware or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

        A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase titled "Merger Agreement; Other Agreements—The Merger Agreement", which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties' respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        VMware and the Company entered into a confidentiality agreement dated as of July 23, 2019 (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, VMware and the Company agreed that, subject to certain exceptions, certain non-public and/or confidential information each may make available to the other in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Confidentiality Agreement also includes a standstill provision with a term of 12 months that is subject to certain exceptions.

        This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

        The Company and VMware entered into an exclusivity agreement (the "Exclusivity Agreement") dated as of August 12, 2019 and effective as of August 12, 2019 whereby, in connection with discussions regarding a possible transaction between the Company and VMware and the requirement to expend a substantial amount of time, effort and resources in connection with their consideration of such transaction, the Company and VMware agreed that, from August 12, 2019 until the earliest to occur of (i) the execution of an acquisition agreement between the Company and VMware, (ii) 11:59 pm New York time on August 22, 2019, and (iii) the time at which VMware reduced, or proposed a reduction in, the Offer Price, the Company and its representatives would not solicit, initiate, continue, entertain, knowingly encourage, assist, participate in any negotiations or communications regarding, or cooperate with any inquiry, proposal or offer from, or furnish any non-public information to, any third party (other than VMware) regarding any Acquisition Transaction (as defined in the Exclusivity Agreement).

        This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

        Concurrent with the execution and delivery of the Merger Agreement, on August 22, 2019, each director, certain executive officers of the Company and certain affiliates of Atlas Ventures ("Atlas") entered into tender and support Agreements (the "Tender and Support Agreements") with VMware and Merger Sub, pursuant to which each such director, executive officer and significant stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. Shares held by these directors, executive officers and significant stockholders represent, in the aggregate, approximately 19.97% (including equity awards held by directors and officers of the Company) of the Shares outstanding on the date of the Merger Agreement. This summary description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit 10.1 to the Company's Form 8-K (File No. 001-38478) filed August 22, 2019, and is incorporated herein by reference.

Commercial Arrangements

        The Company has a strategic partnership with VMware, which partnership includes an exclusive bidirectional reseller arrangement that gives the Company access to VMware's customers, as well as joint product development of an integrated solution for securing cloud workloads and joint go-to-market efforts.

Beneficial Ownership of Common Stock

        According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor VMware, nor to the knowledge of Merger Sub and VMware, any of the persons listed in Schedule I of the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or VMware, beneficially owns any equity security of the Company, and neither Merger Sub nor VMware, nor, to the knowledge of Merger Sub and VMware, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company's Executive Officers and Directors.

        In considering the recommendation of the Company's Board of Directors (the "Board") set forth in the section titled "—Recommendation of the Board" in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company's stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

        The Company's executive officers are as follows:

Name	Position
Patrick Morley	President, Chief Executive Officer and Director
Thomas Hansen	Chief Operating Officer
Ryan Polk	Chief Product Officer and Senior Vice President
Michael Viscuso	Chief Strategy Officer
Stephen Webber	Executive Vice President and Chief Financial Officer

Effect of the Offer and the Merger on Outstanding Shares

        If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of August 29, 2019, the executive officers and directors of the Company owned, in the aggregate, 1,126,578 Shares (which, for clarity, excludes shares issuable upon the exercise of Company Options and the settlement of Company RSUs).

        The following table sets forth (1) the number of Shares beneficially owned as of August 29, 2019, by each of the Company's executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company Options and the settlement of Company RSUs) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $26.00 per Share.

	Number of Shares		Cash Value of Shares
Executive Officers:
Patrick Morley	900,146		$23,403,796
Thomas Hansen	—		$—
Ryan Polk	7,433		$193,258
Michael Viscuso	92,444		$2,403,544
Stephen Webber	—		$—
Directors:
Jeffrey Fagnan	6,007	(1)	$156,182
Tom Killalea	16,250		$422,500
Ronald H. Nordin	67,798		$1,762,748
Vanessa Pegueros	—		$—
Joseph S. Tibbetts, Jr.	18,250		$474,500
Jill A. Ward	—		$—
Anthony Zingale	18,250		$474,500
All directors and executive officers as a group	1,126,578		$29,291,028

(1)
9,823,103 total Shares are owned by Atlas Venture Fund VI, L.P., Atlas Venture Entrepreneurs' Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG, Atlas Venture Associates VI, L.P. and Atlas Venture Associates VI, Inc. (together the "Atlas Funds"). Consists of (i) 9,365,231 shares of common stock held by Atlas Venture Fund VI, L.P., ("Atlas VI"), (ii) 286,392 shares of common stock held by Atlas Venture Entrepreneurs' Fund VI, L.P., ("AVE VI"), and (iii) 171,480 shares of common stock held by Atlas Venture Fund VI GmbH & Co. KG, ("Atlas VI GmbH," and together with Atlas VI and AVE VI, the "Atlas VI Funds"). Atlas Venture Associates VI, L.P., ("AVA VI LP"), is the sole general partner of Atlas VI and AVE VI, and is the managing partner of Atlas VI GmbH. Atlas Venture Associates VI, Inc., ("AVA VI Inc."), is the sole general partner of AVA VI LP. Each of AVA VI Inc. and AVA VI LP may be deemed to have voting and dispositive power over the shares held by the Atlas VI Funds. Jeffrey Fagnan, a member of the Board, and Jean-Francois Formela, M.D. are directors of AVA VI Inc. and collectively are the individuals who make investment decisions on behalf of the Atlas VI Funds. Such persons and entitles disclaim beneficial ownership over the Shares owned by AVA VI Inc. except to the extent of any pecuniary interest therein.

Effect of the Offer and the Merger on Company Compensatory Awards

        With respect to any Company equity awards granted under the Company's 2018 Stock Option and Incentive Plan, or the 2018 Plan, a copy of which is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference, upon the Effective Time, any Company Equity Award (as defined in the Merger Agreement) with time-based vesting, conditions or restrictions that are not assumed, continued or substituted at such time will become fully vested and nonforfeitable.

        At the Effective Time, Company Equity Awards held by non-employee directors of the Company will become fully vested pursuant to the Company's Non-Employee Director Compensation Policy, a copy of which is filed as Exhibit (e)(15) to this Schedule 14D-9 and is incorporated herein by reference.

        Immediately after the Effective Time, each portion of any Company Option that is not a Rollover Option (as defined below) and that was outstanding and vested immediately prior to the Effective Time and then exercisable for a per share exercise price less than the Merger Consideration that would be payable in respect of the Shares underlying such Company Option (any such portion of such Company Option, an "In-the-Money Cash Out Option") will be canceled in exchange for payment to the holder of such Company Option of an amount in cash equal to the amount, if any, by which (i) the Merger Consideration that would be payable in accordance with the Merger Agreement in respect of the Shares issuable upon exercise of such In-the-Money Cash Out Option had such In-the-Money Cash Out Option been exercised in full prior to the Effective Time exceeds (B) the aggregate exercise price for such In-the-Money Cash Out Option.

        As of the Effective Time, each Company Option that is outstanding and unvested immediately prior to the Effective Time that is held by a Continuing Employee (i.e., an employee of the Company or any of its subsidiaries who remains an employee of VMware or its subsidiaries or who does not accept an offer of employment from VMware but has not been affirmatively terminated) and is exercisable for a per share exercise price less than the Merger Consideration that would be payable in respect of the Shares underlying such Company Option (any such portion of such Company Option, a "Rollover Option") will be substituted with an option to acquire, on the same material terms and conditions as were applicable to such Rollover Option as of immediately prior to the Effective Time, the number of shares of Class A Common Stock of VMware ("Parent Common Stock"), rounded down to the nearest whole share, determined by multiplying the number of Shares issuable upon the exercise in full of such Rollover Option as of immediately prior to the Effective Time by the Option Exchange Ratio (as defined in the Merger Agreement), and the exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (i) the per share exercise price of such Rollover Option by (ii) the Option Exchange Ratio, rounded up to the nearest whole cent (each, as so adjusted, a "Substituted Option"). The Substituted Options will continue to have, and be subject to, the same material terms and conditions as were applicable to the Rollover Options as of immediately prior to the Effective Time, except that such Rollover Option will be a nonqualified stock option.

        All Company Options that are not In-the-Money Cash Out Options or Rollover Options will be canceled at the Effective Time without payment of any consideration.

        As of the Effective Time each unvested Company RSU that is then held by a Continuing Employee and remains outstanding immediately prior to the Effective Time will be substituted with a restricted stock unit covering Parent Common Stock (a "Parent RSU"). The number of shares of Parent Common Stock subject to a Parent RSU will be determined by multiplying the number of Shares subject to the Company RSU immediately prior to the Effective Time by the Option Exchange Ratio and rounding down to the nearest whole share of Parent Common Stock. Parent RSUs will continue to have, and be subject to, substantially the same material terms and conditions as were applicable to the Company RSUs as of immediately prior to the Effective Time.

        All Company RSUs not substituted as of the Effective Time will be canceled at the Effective Time without payment of any consideration; provided, that any Company RSU that is vested, but not settled, as of the Effective Time will be cancelled in exchange for payment to the holder of such Company RSU of an amount in cash equal to the Merger Consideration.

        As of the Effective Time, for any Company restricted stock ("Company Restricted Stock") outstanding immediately prior to the Effective Time held by a Continuing Employee, an amount determined by multiplying the number of shares of such Company Restricted Stock by the Merger Consideration will be withheld at the Closing by VMware from any consideration otherwise payable to such Continuing Employee, and become payable, without interest, on the same vesting schedule as was applicable to such Company Restricted Stock as of immediately prior to the Effective Time.

        For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section titled "—Quantification of Payments Related to Company Compensatory Awards" below.

Quantification of Payments Related to Company Compensatory Awards

        The Company's executive officers and directors hold Company Equity Awards which, pursuant to the Merger Agreement, will be treated as set forth in the section entitled "—Effect of the Offer and the Merger on Company Compensatory Awards." The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of August 29, 2019 that will be canceled in exchange for cash payment in connection with the Merger. In addition, the following table assumes that no Company Options will be exercised, no Company RSUs will vest and be settled, and no dividends will be paid with respect to Shares between August 29, 2019 and the closing of the Transactions. For Company Options, the estimated aggregate amounts set forth below are based on the Offer Price of $26.00 per Share, net of the applicable exercise price, multiplied by the total number of Shares subject to each applicable award. For Company RSUs, the estimated aggregate amounts set forth below are based on the Offer Price of $26.00 per Share, multiplied by the total number of Shares subject to each applicable award. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

	Vested Company Options(1)			Vested Company RSUs(1)
	Shares of Common Stock Underlying Vested Company Options	Weighted Average Exercise Price	Aggregate Vested Company Option Payment(2)	Company RSUs	Aggregate Company RSUs Payment(3)	Total Equity Award Consideration
Executives
Patrick Morley	2,275,069	$4.22	$49,547,013	—	$—	$49,547,013
Thomas Hansen	180,538	$6.09	$3,594,720	—	$—	$3,594,720
Ryan Polk	74,451	$6.57	$1,446,565	—	$—	$1,446,565
Michael Viscuso	495,207	$2.42	$11,675,041	—	$—	$11,675,041
Stephen Webber	—	—	—	—	$—	—
Directors
Jeffrey Fagnan	—	$—	$—	9,375	$243,750	$243,750
Tom Killalea	125,000	$5.88	$2,515,000	9,375	$243,750	$2,758,750
Ronald H. Nordin	104,792	$4.76	$2,225,603	9,375	$243,750	$2,469,353
Vanessa Pegueros	—	$—	$—	18,975	$493,350	$493,350
Joseph S. Tibbetts, Jr.	148,442	$5.30	$3,073,031	9,375	$243,750	$3,316,781
Jill A. Ward	—	$—	$—	22,091	$574,366	$574,366
Anthony Zingale	205,300	$5.40	$4,229,104	9,375	$243,750	$4,472,854

(1)
Includes any Company Options or Company RSUs, as applicable, that will vest at the Effective Time pursuant to the 2018 Plan and/or the Non-Employee Director Compensation Policy. Since each of the executives above will be a Continuing Employee, none of their outstanding and unvested Company Options or Company RSUs will fully vest at the Effective Time pursuant to the 2018 Plan, solely due to the Merger.

The number of Shares underlying Company Options and/or Company RSUs that will accelerate vesting upon a qualifying termination in connection with the Merger, as described further below under the heading "—Arrangements with the Company's Executive Officers" will be as follows:

  •
  Patrick Morley: 744,192 Shares underlying Company Options and 142,369 Company RSUs

  •
  Thomas Hansen: 434,367 Shares underlying Company Options and 99,164 Company RSUs

  •
  Ryan Polk: 228,392 Shares underlying Company Options and 61,520 Company RSUs

    •
    Michael Viscuso: 80,700 Shares underlying Company Options and 31,700 Company RSUs

    •
    Stephen Webber: 242,663 Shares underlying Company Options and 112,866 Company RSUs

(2)
To estimate the value of payments for vested Company Options, (i) the aggregate number of Shares subject to the Company Options was multiplied by (ii) the Offer Price, less their applicable exercise prices.

(3)
To estimate the value of payments for Company RSUs, the aggregate number of Shares subject to the Company RSUs was multiplied by the Offer Price.

Existing Arrangements with the Company's Executive Officers

        Pursuant to pre-existing employment agreements entered into with each of the Company's executive officers, Messrs. Morley, Hansen, Webber, Viscuso and Polk (each, an "Existing Employment Arrangement"), in the event that such executive's employment is terminated by the Company without "cause" (as defined in the applicable employment agreement) or such executive resigns for "good reason" (as defined in the applicable employment agreement), in each case within 12 months following a "sale event" (as defined in the applicable employment agreement), subject to the executive's execution and effectiveness of a separation agreement, including, among other provisions, a general release of claims in favor of the Company, and a reaffirmation of the executive's existing restrictive covenants (the "Release Agreement"), such executive will be entitled to receive: (i) an amount equal to 18 months, in the case of Mr. Morley, 12 months in the case of Messrs. Hansen and Webber, and 9 months, in the case of Messrs. Viscuso and Polk, of his base salary, payable in substantially equal installments over the same period (except six months for Mr. Webber) following his termination; (ii) an amount equal to 150% of his annual target bonus for the year of termination, in the case of Mr. Morley, 100% of their annual target bonuses for the year of termination in the case of Messrs. Hansen and Webber, and 75% of their annual target bonuses for the year of termination in the case of Messrs. Viscuso and Polk, payable in substantially equal installments over 18 months for Mr. Morley, 12 months for Mr. Hansen, 6 months for Mr. Webber, and 9 months for Messrs. Viscuso and Polk; (iii) if such executive is participating in the Company's group health plan immediately prior to his termination and elects COBRA health continuation, Company-paid premiums for COBRA health continuation until the earlier of 18 months, in the case of Mr. Morley, 12 months, in the case of Mr. Hansen, 6 months, in the case of Mr. Webber and 9 months, in the case of Messrs. Viscuso and Polk, following termination or the end of the executive's COBRA health continuation period; and (iv) immediate acceleration of vesting of all then-outstanding time-based equity awards held by the executive.

        Pursuant to the Existing Employment Arrangements, in the event that such executive's employment is terminated by the Company without cause or such executive resigns for good reason, in each case outside of 12 months following a sale event, subject to the executive's execution and effectiveness of a Release Agreement, such executive will not be entitled to receive the benefits described above and will instead be entitled to receive: (i) an amount equal to 15 months, in the case of Mr. Morley, 12 months in the case of Messrs. Hansen and Webber, and 9 months, in the case of Messrs. Viscuso and Polk, of his base salary, payable in substantially equal installments over the same period following his termination; and (ii) if such executive is participating in the Company's group health plan immediately prior to his termination and elects COBRA health continuation, Company-paid premiums for COBRA health continuation until the earlier of 15 months, in the case of Mr. Morley, 12 months, in the case of Messrs. Hansen and Webber and 9 months, in the case of Messrs. Viscuso and Polk, following termination or the end of each executive's respective COBRA health continuation period.

        As a condition of employment, our executive officers are subject to invention assignment, non-competition and non-solicitation agreements through separate agreements that were executed and delivered by our executive officers in connection with their employment agreement.

        To the extent that any severance or other compensation payment to any of our executive officers pursuant to an employment agreement or any other agreement constitutes an "excess parachute payment" within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), such executive officer will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999 of the Code, whichever provides the executive with the highest amount on an after-tax basis.

Future Arrangements with VMware

        On August 22, 2019, VMware entered into offer letters with each of Messrs. Morley, Hansen and Polk setting forth the terms and conditions of these executive officers' continued employment with VMware from and after the closing of the Transaction. The effectiveness of the VMware offer letters is contingent on the closing of the Transactions. The Board approved the retention of outside legal counsel to represent the executive officers in connection with these VMware offer letter negotiations.

        The VMware offer letter for Messrs. Morley, Hansen and Polk supersedes their Existing Employment Arrangements described above in the section titled "—Existing Arrangements with the Company's Executive Officers" and provide that, following the closing of the Transactions, Messrs. Morley's, Hansen's and Polk's annual base salary will be $515,000, $500,000 and $380,000, respectively, and target bonus opportunity will be 75%, 60% and 50%, respectively, of the executive's base salary. The offer letters modify the definitions of "cause" and "good reason" for any accelerated vesting of Substituted Options and Parent RSUs held by the executives but generally preserve the severance entitlements in the Existing Employment Arrangements. Namely, the offer letters provide that in the event the applicable executive is terminated by VMware without "cause" (as such term is newly defined in the applicable offer letter) or the applicable executive resigns for "good reason" (as such term is newly defined in the applicable offer letter), in each case within 12 months following the closing of the Transactions, subject to the execution and effectiveness of a release agreement, the executive will be entitled to the following, which are substantially the same benefits that the executive would have been entitled to receive under his Existing Employment Arrangement: (i) an amount equal to 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen and 9 months in the case of Mr. Polk, of the applicable executive's base salary, payable in substantially equal installments over the same period; (ii) an amount equal to 150% in the case of Mr. Morley and 100% in the case of Messrs. Hansen and Polk, of the applicable executive's annual target bonus for the year of termination, payable in substantially equal installments over 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen and 9 months in the case of Mr. Polk; (iii) if is the executive is participating in VMware's group health plan immediately prior to his termination and elects COBRA health continuation, VMware-paid premiums for COBRA health continuation for 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen and 9 months in the case of Mr. Polk; and (iv) immediate acceleration of vesting of all then-outstanding Substitute Options and Parent RSUs (other than any Retention RSUs) held by the executive.

        Mr. Morley was also granted Retention RSUs worth $5,000,000 that vest 100% on the three-year anniversary of the first day of the month in the month following the closing of the Transactions.

        In addition, on August 22, 2019, Mr. Morley entered into an Installment Amount Agreement with VMware, whereby Mr. Morley will subject $17,572,513 (i.e., the post-tax portion of the Merger Consideration he would be entitled to receive in respect of his existing Shares as a result of the Transaction) to vesting. 50% of such amount will be payable on the date that is 12 months following the "Vesting Commencement Date" (as set forth in the Installment Amount Agreement) and the remaining 50% will be payable on the date that is 24 months following the Vesting Commencement Date, in each case subject to Mr. Morley's continuous service to VMware through the applicable vesting date. In the event that Mr. Morley is terminated by VMware or a subsidiary without "cause," Mr. Morley resigns for "good reason," or Mr. Morley's continuous service terminates due to his death or "long term disability" (each term as defined in the Installment Amount Agreement), 100% of any unpaid amounts will become due and payable, subject to Mr. Morley's timely execution of a release agreement. Amounts payable will be made, in VMware's sole discretion, in cash or shares of Parent Common Stock.

        As a condition of employment with VMware, Messrs. Morley, Hansen, and Polk are each subject to VMware's standard restrictive covenants agreement, including, without limitation, assignment of intellectual property rights and non-disclosure of proprietary and confidential information covenants.

        To the extent that any severance or other compensation payment to any of our executive officers pursuant to VMware offer letter or any other agreement constitutes an "excess parachute payment" within the meaning of Sections 280G and 4999 of the Code, such executive officer will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999 of the Code, whichever provides the executive with the highest amount on an after-tax basis.

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company's named executive officers, who consist of Messrs. Morley, Hansen and Mark Sullivan. The table below assumes that: (a) the Effective Time occurred on August 29, 2019; (b) the consummation of the Merger constitutes a "Sale Event," or other relevant term for purposes of the applicable plan or agreement; (c) the price per Share in the Offer is $26.00 (the Offer Price); (d) a qualifying termination of each named executive officer's employment (i.e., a termination without cause, or for good reason) occurs immediately following the Effective Time in a manner entitling the named executive officers, with the exception of Mr. Sullivan, who has not been a service provider of the Company since July 1, 2019 and is not entitled to any severance or other benefits pursuant to his historical employment agreement with the Company, to receive the severance benefits described in the sections above titled "—Arrangements with the Company's Executive Officers" and "Future Arrangements with VMware," other than accrued but unpaid obligations (i.e., "double trigger" benefits); (e) no named executive officer receives any additional equity grants, no Company Options will be exercised, no shares of Company RSUs will vest, no Company RSUs will be settled, and no dividends will be paid with respect to Shares on or prior to the Effective Time; (f) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under "—Arrangements with the Company's Executive Officers" and "Future Arrangements with VMware"; (g) no withholding taxes are applicable to any of the payments or benefits; (h) no payments are delayed due to Section 409A of the Code; and (i) the named executive officers will be paid a pro-rata portion of any earned bonuses for 2019 at the time when bonuses are typically paid, and such bonuses are not based on or otherwise related to the Merger, and therefore do not constitute "golden parachute" compensation. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Potential Change in Control Payments to Named Executive Officers(1)

Name	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Total
Patrick Morley	$1,351,875	$15,701,398	$38,469	$17,091,742
Thomas Hansen	$800,000	$10,747,121	$23,499	$11,570,620
Mark Sullivan(5)	$—	$—	$—	$—

(1)
The conditions under which each of these payments and benefits are to be provided are set forth in more detail above. Under each VMware offer letter, if the payments and benefits payable to an executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be cut back to the extent necessary to avoid such excise tax, unless the executive officer would be better off, on an after-tax basis, receiving full payment of such amounts. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table.

(2)
The amounts shown above reflect the sum of: (i) continued payment of base salary for 18 months in the case of Mr. Morley and 12 months in the case of Mr. Hansen; and (ii) an amount equal to 150% for Mr. Morley's and 100% for Mr. Hansen's annual target bonus for the year of termination. Further, the calculations in the table are based on Messrs. Morley's and Hansen's annual base salary and target bonus pursuant to their new employment arrangements with VMware ($515,000 base salary and target bonus of 75% of base salary for Mr. Morley and $500,000 base salary and target bonus of 60% of base salary for Mr. Hansen). Such severance arrangements constitute "double trigger" arrangements.

(3)
Represents the value of accelerated vesting of Substituted Options and Parent RSUs held by the named executive officers with an estimated date of August 29, 2019. Messrs. Morley and Hansen are each entitled to "double trigger" accelerated vesting of equity awards if his employment is terminated by VMware without cause or by such named executive officer for good reason, in each case within 12 months following the Transaction. Our named executive officers do not hold any restricted stock awards. Since Messrs. Morley and Hansen are Continuing Employees, the vesting of their Company Equity Awards under the 2018 Plan will not be automatically accelerated in connection with the Transaction (i.e., "single trigger" accelerated vesting). The Retention RSUs that Mr. Morley may receive, as applicable, have not been included in the table above because we have assumed that Mr. Morley will be terminated immediately following the Effective Time, and thus would not receive such compensation from VMware.

(4)
Represents VMware-paid premiums for COBRA continuation coverage, based on rates in effect on August 29, 2019, for up to 18 months for Mr. Morley and 12 months for Mr. Hansen. Payment of these benefits are "double trigger" arrangements.

(5)
Mr. Sullivan transitioned out of his role as Executive Vice President and Chief Financial Officer of the Company to a role as a Senior Advisor to the Company, effective as of March 11, 2019 through June 30, 2019. Mr. Sullivan has not been a service provider of the Company since July 1, 2019 and is not entitled to any severance or other benefits in connection with the Merger.

Executive Officer and Director Arrangements Following the Merger

        Pursuant to the Merger Agreement, VMware will provide, or cause to be provided, to each Continuing Employee following the Effective Time, (i) for one year following such Effective Time, annual rate of base salary or base wage and annual target cash bonus opportunity or commission plan that is no less favorable, in the aggregate, than the annual rate of base salary or base wage and the annual target cash bonus opportunity or commission plan, as applicable, provided to such Continuing Employee by the Company or any of its subsidiaries immediately prior to the Effective Time; provided that the annual rate of base salary may not decrease during such period, (ii) continue (or cause the Surviving Corporation to continue) the Employee Benefit Plans (as defined in the Merger Agreement) of the Company on substantially the same terms as in effect immediately prior to the Effective Time or discontinue the Employee Benefit Plans and permit all employees of the Company or any of its subsidiaries who remain employees of VMware or its subsidiaries or who do not accept an offer of employment from VMware but have not been affirmatively terminated to participate in the benefit programs of VMware to the same extent as similarly situated employees of VMware or its subsidiaries, (iii) credit for services with the Company or its subsidiaries with respect to paid time-off and severance as applicable, (iv) with respect to any Continuing Employees who move to any U.S. group health plans of VMware or its subsidiaries on a date other than the first day of the plan year, waiver of any pre-existing conditions and eligibility waiting periods under any such plan with respect to the Continuing Employees and their eligible dependents, (v) if applicable, cash out any unused vacation days accrued by exempt U.S. Continuing Employees through the Closing Date and carry over of any unused vacation days, if any, accrued by all other Continuing Employees under the plans and policies of the Company and its subsidiaries and cash out by VMware of such accrued and unused vacation days it determines to be not administratively practicable or legally required to carry over, (vi) payment of pro-rated bonuses based on actual performance and level of achievement of applicable performance targets in accordance with the terms of the Company's bonus plan for a performance period commencing on January 1, 2019 and ending on the Closing Date, subject to the Continuing Employee's continued employment through the payment date, which shall occur at any time following the Effective Time but on or prior to the next payroll date on or after January 31, 2020, (vii) allow Continuing Employees to participate, on a pro-rated basis, in VMware's bonus plans and programs for the period commencing on the Closing Date and ending on January 31, 2020 and, beginning on February 1, 2020, allow Continuing Employees to participate in VMware's bonus plans and programs to the same extent as similarly situated employees of VMware or its subsidiaries. Additionally, VMware shall cause the Surviving Corporation to honor and abide by the terms of any severance and change in control plans, agreements and arrangements for the benefit of certain Continuing Employees, including the executive officers, unless otherwise agreed to between the applicable Continuing Employee and VMware.

Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, the Company's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from the Surviving Corporation.

        VMware and Merger Sub agree that all rights to indemnification, exculpation, and advancement of expenses existing in favor of the current or former directors and officers of the Company as provided in the Company's certificate of incorporation or the Company bylaws or in indemnification agreements in effect with the directors and officers of the Company for acts or omissions occurring prior to the Effective Time, including in respect of the Transactions, shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the later of six years after the Effective Time or the expiration of the applicable statute of limitations with respect to any such claims against directors or officers of the Company arising out of such acts or omissions, except as otherwise required by applicable law.

        At or prior to the Effective Time, the Company shall purchase six-year prepaid "tail" policies on terms and conditions providing coverage retentions, limits and other material terms no less favorable than the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising at or prior to the Effective Time, except that the Company may not commit or spend on such "tail" policies annual premiums in excess of 250% of the annual premiums paid by the Company in its last full fiscal year prior to the date of the Merger Agreement for the Company's current policies of directors' and officers' liability insurance and fiduciary liability insurance (the "Base Amount"), and if such premiums for such "tail" policies would exceed 250% of the Base Amount, then the Company shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of the Base Amount. The Company shall in good faith cooperate with VMware prior to the Effective Time with respect to the procurement of such "tail" policies, including with respect to the selection of the broker, available policy price and coverage options. VMware shall cause the Surviving Corporation to maintain such policies in full force and effect for their full term and to honor the obligations thereunder.

Section 16 Matters

        Pursuant to the Merger Agreement, the Company and the board of directors of the Company (the "Board") will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        The Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company's management and legal and financial advisor and, on August 22, 2019, the Board unanimously (1) approved and adopted the Merger Agreement and the Transactions, including the Offer and the Merger, and declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, (2) determined that the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (3) resolved that the Merger Agreement will be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that the stockholders of the Company tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company's stockholders tender their Shares to Merger Sub in the Offer.

        In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under "—Reasons for the Recommendation of the Board" below.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

        The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, the Special Committee, members of Company management or the representatives of the Company and other parties.

        Carbon Black is a leading provider of next-generation endpoint security solutions that enable customers to predict, prevent, detect, respond to and remediate cyberattacks before they cause a damaging incident or data breach.

        The Board and Company management periodically review and revise the Company's long-term strategy and objectives in light of developments in the markets in which it operates. Over the past several years, the Company has considered, and in some cases implemented, a range of strategic alternatives with a view to increasing stockholder value, including accessing the U.S. public markets through an initial public offering completed in May 2018 (the "IPO").

        In the course of the Company's strategic planning process, representatives of the Company have, in the ordinary course and from time to time, discussed with various companies in the software and technology industries potential commercial partnerships that might expand their respective businesses, improve their respective customer offerings and create value for the Company's stockholders. Additionally, representatives of the Company have from time to time met in the ordinary course with private equity investment firms that follow companies in the endpoint security space and that have requested meetings with Company representatives to better understand the Company's business.

        Prior to and during the IPO registration process, certain members of the Company's senior management met with representatives of VMware to discuss expanding the existing commercial partnership between the two parties that was established in August 2017. The Company and VMware have developed a joint solution, Cb Defense for VMware, which is integrated with VMware AppDefense, to protect applications running in virtualized data centers.

        On December 24, 2017, in the context of a review of the Company's strategic alternatives including a potential initial public offering or sale of the company, Patrick Morley, President, Chief Executive Officer and director of the Company, contacted representatives of VMware to inquire if VMware would be interested in a potential strategic transaction with the Company. Following a series of conversations over the next month, the Company indicated to VMware that it was not interested in engaging in a transaction with VMware.

        Beginning in February 2019, representatives of both the Company and VMware began discussions regarding the implementation of an expanded commercial partnership relating to VMware's security offerings. During these discussions, VMware also expressed a potential interest in acquiring the Company, but the parties did not engage in a substantive dialogue concerning any specific terms or value to be offered.

        On April 24, 2019, in furtherance of the discussions occurring between the parties, the Company executed a confidentiality agreement with VMware, which included customary non-disclosure provisions but which did not include a standstill provision.

        On April 25, 2019, Mr. Morley discussed via telephone with members of VMware's management key diligence questions of VMware regarding the Company relating to the potential expanded commercial partnership.

        On April 28, 2019, during an in-person meeting in Las Vegas, Nevada, Mr. Morley and Patrick Gelsinger, VMware's Chief Executive Officer, at Mr. Gelsinger's invitation, discussed the desire to move forward with partnering on certain programs and the possibility of an acquisition of the Company by VMware, but the parties did not discuss valuation, a potential purchase price or any other specific terms of such an acquisition during the discussions.

        On April 29, 2019, Mr. Morley presented a business update and certain first quarter 2019 financial results to members of VMware's management at an in-person meeting at VMware's offices.

        Over the course of the next month, Mr. Morley was contacted by telephone by senior representatives of VMware to continue to discuss the possibility of an acquisition of the Company by VMware. Mr. Morley indicated that the Company was focused on executing its long-term business strategy. He noted, however, that if VMware was prepared to make a compelling written offer, the Board would consider it in accordance with its fiduciary obligations to stockholders. Mr. Gelsinger expressed interest in continuing discussions with the Company, but indicated that VMware would be further evaluating internally its interest in a potential transaction.

        On May 10, 2019, Mr. Morley provided the Board with an update regarding the discussions with VMware, including VMware's desire to move forward with partnering on certain programs while at the same time continuing its evaluation of a potential acquisition of the Company.

        On May 24, 2019, Mr. Morley and a business development representative of VMware engaged in a conversation regarding a potential strategic transaction between the parties. In that discussion, the VMware representative indicated that VMware continued to have an interest in and was continuing its evaluation of a potential acquisition of the Company. No specific terms of a potential transaction were discussed between the parties. On that same day, Mr. Morley updated the Board regarding this discussion.

        On July 1, 2019, the Company held a regularly scheduled meeting of the Board. A representative of the Company's outside law firm, Goodwin Procter LLP ("Goodwin"), was present at the meeting by invitation of the Board. At this meeting, the Board discussed the fact that VMware continued to express an interest in pursuing a potential strategic transaction with the Company, although no specific terms had been discussed between the parties and no offer had been made by VMware. The Board also discussed the current state of the Company's business, including its financial condition, second half of the year outlook for product delivery and innovation and the current competitive environment. The Board also discussed whether it might be prudent to reconnect with a limited number of private equity investment firms that had previously expressed an interest in following the Company in the security space in an attempt to better understand how these firms viewed the Company's position in the market. The Board discussed the fact that should the Company consider alternatives to remaining independent, these particular firms would be the most likely private equity investment firms to have an interest in pursuing a strategic transaction involving the Company. At the conclusion of this discussion, the Board authorized Mr. Morley to contact three specific private equity investment firms that had previously expressed general interest in getting to know the Company and its business (Party A, Party B and Party C) to seek to obtain an understanding of how these firms view the Company's position in the security space and how they evaluate potential opportunities in the industry.

        On July 11, 2019, Mr. Morley met in-person with a senior principal of Party A. During the course of the discussion, the senior principal of Party A indicated a possible interest in pursuing a strategic transaction with the Company. No specific terms of a potential transaction were discussed between the parties.

        On July 15, 2019, Mr. Morley and Stephen Webber, the Company's Chief Financial Officer, met in-person with a senior principal of Party B. During the course of the discussion, the senior principal of Party B indicated a possible interest in pursuing a strategic transaction with the Company. No specific terms of a potential transaction were discussed between the parties.

        On July 17, 2019, Mr. Morley met telephonically with a senior principal of Party C. During the course of the discussion, the senior principal of Party C indicated a possible interest in pursuing a strategic transaction with the Company. No specific terms of a potential transaction were discussed between the parties.

        On July 22, 2019, Mr. Gelsinger contacted Mr. Morley via telephone to indicate an interest in continuing discussions regarding a potential business combination transaction between the Company and VMware. Mr. Gelsinger informed Mr. Morley of VMware's intent to send a proposal letter following the Company's earnings announcement for the second quarter of 2019. No specific terms of a potential transaction were discussed between the parties.

        Also on July 22, 2019, the Company sent a proposed amended and restated confidentiality agreement to VMware, seeking to modify the terms of the confidentiality agreement entered into between the parties on April 24, 2019. Among other proposed modifications, the Company proposed a standstill prohibiting VMware from taking certain actions with respect to the Company and its securities.

        On July 23, 2019, Mr. Morley and Mr. Webber had a follow-up telephone call with the senior principal of Party C. During the course of this discussion, the senior principal of Party C reiterated an interest in pursuing a transaction with the Company. No specific terms of a potential transaction were discussed between the parties.

        Later on July 23, 2019, the Board held a telephonic meeting, at which members of senior management and Goodwin were present. At the meeting, the Board discussed the potential that the Company might receive an offer from VMware and/or Party A, Party B, Party C or other parties, and that because some of these parties consisted of private equity investment firms, it would be advisable to form a special committee of independent and disinterested directors to evaluate any such offers and to consider the Company's strategic alternatives to remaining as an independent public company. Following this discussion, the Board established a special committee (the "Special Committee") consisting of independent and disinterested directors as a result of the expressions of interest by Party A, Party B and Party C and the potential for further discussions with such parties regarding a potential strategic transaction. The Special Committee was authorized to consider and evaluate any proposals that might be received by the Company regarding a potential strategic transaction, participate in and direct the negotiation of the material terms and conditions of any such transaction, and recommend to the Board the advisability of entering into any such transaction or pursuing another strategic alternative. The Special Committee consisted of Tony Zingale, Tom Killalea and Joseph Tibbetts. Throughout the Special Committee's evaluation of a potential sale of the Company, the Special Committee conducted formal meetings and had regular discussions with the Company's advisors and with each other. In addition, the Special Committee, as well as the Board, frequently met in executive session with only the independent directors and Goodwin present.

        On July 23, 2019, representatives of Morrison & Foerster LLP ("Morrison & Foerster"), counsel to VMware, provided revisions to Goodwin regarding the proposed modifications to the confidentiality agreement entered into on April 24, 2019. Later on the same day, the Company and VMware entered into an amended confidentiality agreement, which superseded the confidentiality agreement entered into on April 24, 2019. The amended confidentiality agreement included a standstill provision that prohibited VMware for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company and which included provisions providing for the termination of the standstill on customary terms, including upon the Company's entry into a definitive agreement with a third-party providing for a sale of the Company.

        On July 24, 2019, Mr. Morley and Mr. Webber presented via teleconference to members of VMware's management a business update and certain second quarter 2019 financial results.

        On July 25, 2019, Mr. Gelsinger and Mr. Morley discussed via telephone an update on timing for a potential transaction between the parties and VMware's request for additional due diligence meetings in advance of submitting a proposal.

        On July 26, 2019, the Board held a regularly-scheduled meeting at the Company's offices in Boston, Massachusetts, at which members of senior management and Goodwin were present. At the meeting, the Board discussed a number of matters relating to the business and operations of the Company, including the Company's position in the security space, risks and opportunities in management's long-term business plan, the competitive landscape and potential strategic alternatives to remaining as an independent public company, including the general expressions of interest from VMware and Party A, Party B and Party C. Mr. Morley updated the Board regarding various process considerations and representatives of Goodwin reviewed with members of the Board their fiduciary duties in the context of evaluating a potential sale of the Company. Finally, the Board discussed the advisability of engaging a financial advisor to assist the Special Committee with its evaluation of any proposal for a strategic transaction that might be received, with the selection of such financial advisor and the terms of any engagement to be determined by the Special Committee. Following discussion in which the Special Committee considered various relationships between the Company and certain investment banking firms, as well as other investment banking firms that might have relevant qualifications and expertise, the Special Committee determined that it would contact Morgan Stanley for consideration as a potential financial advisor to the Special Committee.

        On July 28, 2019, the Special Committee held a telephonic meeting, at which members of senior management and representatives of Goodwin were present. Goodwin reviewed with the Special Committee the terms of a proposed engagement letter with Morgan Stanley and the Special Committee discussed certain of those terms.

        On July 29, 2019, the Special Committee held a telephonic meeting to further discuss the terms of Morgan Stanley's proposed engagement.

        From July 30 to July 31, 2019, certain members of the Company's senior management and representatives of Morgan Stanley held preliminary due diligence in-person meetings with VMware and its representatives at the offices of Goodwin in Boston, Massachusetts, relating to various aspects of the Company's business.

        On August 1, 2019, Morgan Stanley provided customary relationship disclosures with respect to VMware, to the Special Committee. The Special Committee considered the disclosures and determined that such relationships would not interfere with Morgan Stanley's ability to provide financial advisory services to the Special Committee.

        On August 2, 2019, the Special Committee formally approved the engagement of Morgan Stanley as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the software industry and its knowledge of the Company's business and affairs. Later in the day, the Company, the Special Committee and Morgan Stanley entered into an engagement letter.

        On August 3, 2019, Mr. Gelsinger sent Mr. Morley a written proposal outlining VMware's offer to acquire 100% of the equity securities of the Company at a price of $25.20 per share in cash (the "August 3 Proposal"). The August 3 Proposal was conditioned upon VMware and the Company finalizing and announcing the transaction on August 22, 2019, the date of VMware's second quarter earnings release, and the parties entering into an exclusivity agreement through such date, which draft exclusivity agreement was provided with the August 3 Proposal.

        On August 4, 2019, the Special Committee held a telephonic meeting to discuss VMware's proposal. Representatives of the Company's senior management and representatives of Morgan Stanley and Goodwin, were present during a portion of the meeting. Representatives of Goodwin discussed with the Special Committee their fiduciary duties in considering VMware's offer and strategic alternatives. Mr. Morley informed the Special Committee that no members of management had discussed the terms of any potential employment arrangements with VMware, and the Special Committee and Goodwin instructed management to not discuss the terms of any potential continuing employment arrangements with VMware until such time as the parties may agree on final price. The members of the Special Committee discussed, among other things, their initial views on VMware's offer, including the price offered relative to the Company's market valuation and recent trading history and the need to compare the value of VMware's offer to the value reflected in the Company's stand-alone business plan and prospects to determine, among other things, whether any strategic third-party transaction should be pursued at that time. With the assistance of Morgan Stanley, the Special Committee discussed the financial aspects of the August 3 Proposal. Based on a preliminary assessment of the proposal, the Special Committee determined that the August 3 Proposal provided a basis upon which to continue further engagement with VMware. The Special Committee also discussed potential additional counterparties that might be able to offer a value in excess of the price offered by VMware. The Special Committee discussed with Morgan Stanley and management a list of potentially interested parties, including Party A, Party B and Party C, and an assessment of those parties' strategic rationale for potentially acquiring the Company. The Special Committee also considered the risk of leaks that might arise from making contact with other parties in the Company's industry and the potential impact on the Company's business of such leaks, including the potential loss of partners and employees. The Special Committee determined, if outreach were to be made to other parties, it should include only those parties that had the ability to consummate a transaction of this size and nature. The Special Committee discussed and evaluated the benefits of contacting third parties regarding their potential interest in an acquisition of the Company and to indicate that the Company was in the process of reviewing a potential business combination with another counterparty. The Special Committee also discussed with Morgan Stanley the possibility of additional outreach to each of Party D, a technology company offering software, services, and other solutions, and Party E, a technology company offering software, services, and other solutions. Following this discussion, the Special Committee directed the representatives of Morgan Stanley to contact each of Party A, Party B, Party C, Party D and Party E regarding their interest in an acquisition of the Company and to invite each party to engage in preliminary due diligence (subject to their respective execution of an appropriate confidentiality agreement, including a standstill). Following further discussion among the Special Committee, the Special Committee concluded that the August 3 Proposal was inadequate with respect to price and that an exclusivity arrangement between VMware and the Company was premature based on the August 3 Proposal. However, the Special Committee authorized Morgan Stanley and management to further explore a transaction with VMware by encouraging VMware to offer a more compelling price that would warrant exclusivity, and also authorized the Company's senior management to engage in limited, additional due diligence discussions with VMware in order to provide VMware with information necessary to enable VMware to increase its offer price. The Special Committee also directed the Company management to finalize and then review with the Special Committee management's view of the Company's stand-alone business plan and prospects.

        Following the Special Committee meeting, Mr. Morley called Sanjay Poonen, VMware's Chief Operating Officer, Customer Operations, to discuss the August 3 Proposal, indicating that the Board was actively discussing the proposal, and that VMware should expect to receive a response from the Company in due course.

        On August 4, 2019, following the call between Mr. Morley and Mr. Poonen, representatives of Morgan Stanley contacted Alex Wang, VMware's Vice President, Corporate Development, to reiterate that VMware would have to put forward a more compelling offer price in order for the Board to consider entering into exclusive negotiations with VMware, and provided price guidance of $29.00 per share as directed by the Special Committee.

        Also later on August 4, 2019, representatives of Morgan Stanley contacted representatives of each of Party A, Party B, Party C, Party D and Party E. Morgan Stanley indicated that the Company had received an offer from another party seeking to move quickly to consummate a transaction to acquire the Company and that the Company was inviting each such party to participate in a potential strategic transaction process regarding the sale of the Company. Party A, Party B and Party C each responded that it was interested in evaluating the potential opportunity.

        On August 5, 2019, Mr. Morley called Mr. Gelsinger to inform him that the Board was evaluating the August 3 Proposal, but that VMware would need to present a more compelling price in order for the Board to consider a transaction with VMware. Mr. Gelsinger's indicated that although VMware believed that its initial proposal offered full value for the Company, VMware was nonetheless willing to increase its offer to $25.75 provided that the Company agreed to enter into exclusivity with VMware. Mr. Morley indicated that the Company was willing to provide limited, additional due diligence to VMware to enable VMware to put forward a more compelling offer price. During the course of the discussion, Mr. Gelsinger reiterated that VMware would require that the Company enter into an exclusivity agreement prohibiting the Company from discussing or pursuing a strategic transaction with a third party for an agreed-upon period, in consideration for VMware's evaluation of the transaction.

        On August 5, 2019, the Special Committee held a telephonic meeting, with certain members of the Company's senior management, Morgan Stanley and Goodwin in attendance, to continue its discussions regarding a potential transaction with VMware and to discuss updates from Morgan Stanley regarding outreach to other potential acquirors. During the meeting, Mr. Morley reported on the discussions with Mr. Gelsinger, including VMware's reiterated request for exclusivity. The Special Committee concluded that an exclusivity arrangement between VMware and the Company continued to be premature under the circumstances. Mr. Webber also reviewed with the Special Committee the Company's historical performance and, in response to the Special Committee's request to understand the Company management's view of the Company's stand-alone business plan and prospects, presented long-term forecasts, including the methodology used to create the forecasts, the assumptions underlying the forecasts and the perceived challenges and risks associated with the Company's ability to meet such forecasts, including, among other things, the challenges of maintaining high rates of growth in the rapidly evolving technology sector. Following this discussion, the Special Committee indicated its approval of the forecast information provided by management, including the methodology and assumptions, for use by Morgan Stanley in its analyses. See the heading titled "—Certain Prospective Financial Information" for further information regarding the "Forecasts". Representatives of Morgan Stanley then discussed with the Special Committee matters relating to, among other things, the competitive landscape in which the Company operates and a preliminary review of the financial aspects of VMware's August 3 Proposal, including trading multiples of peer companies, recent M&A activity in the technology and software sectors, and the increased competitive and pricing pressures that the Company could expect to confront based on the Forecasts.

        Later on August 5, 2019, the Special Committee held another telephonic meeting with certain representatives of the Company's senior management, Morgan Stanley and Goodwin in attendance for a portion of the meeting. During the meeting, Mr. Morley reported on the discussions with Mr. Gelsinger, including Mr. Gelsinger's indication that although VMware believed that its initial proposal offered full value for the Company, VMware was nonetheless willing to increase its offer to $25.75 provided that the Company agreed to enter into exclusivity with VMware no later than 5 p.m. Eastern Time the following day, which exclusivity period would lapse on August 22. Goodwin reviewed the fiduciary duties applicable to the Special Committee's evaluation of VMware's latest verbal indication of interest and request for exclusivity, and the committee discussed various alternatives for responding to VMware. The Special Committee again expressed its view that an exclusivity arrangement between VMware and the Company continued to be premature under the circumstances, and that it would be prudent for the Company to continue to engage with other parties. Morgan Stanley noted that Party A, Party B and Party C had each expressed interest in evaluating a potential transaction and that the Company was seeking to enter into customary confidentiality agreements with each of these parties. Morgan Stanley also discussed that Party E indicated that it was unlikely to be interested in pursuing a transaction with the Company, and that Party D was still evaluating its interest in pursuing a transaction with the Company. The Special Committee concluded that the Company should continue to solicit indications of interest from each of the other parties and directed management and Morgan Stanley to advise VMware that the Company was not prepared to enter into an exclusivity arrangement with VMware at this time but was willing to provide access to additional due diligence to VMware in order to facilitate a potential transaction announcement on August 22, 2019.

        Also, on August 5, 2019, a representative of Morgan Stanley sent a draft confidentiality agreement, including a standstill provision, to each of Party A, Party B and Party C.

        On August 5, 2019, the Company and Party C executed a confidentiality agreement.

        Later on August 5, 2019, the Company provided Party C with access to a virtual data room in order for Party C to perform its due diligence investigation.

        A confidentiality agreement with Party A was negotiated over the ensuing day between representatives of the Company, Party A, Goodwin and Party A's counsel. On August 6, 2019, the Company and Party A executed a confidentiality agreement.

        A confidentiality agreement with Party B was negotiated over the ensuing day between representatives of the Company, Party B, Goodwin and Party B's counsel. On August 6, 2019, the Company and Party B executed a confidentiality agreement.

        On August 6, 2019, the Company provided Party A and Party B with access to a virtual data room in order for such parties to perform their respective due diligence investigation.

        Each of the confidentiality agreements with Party A, Party B and Party C included a standstill provision that prohibited the counterparty, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company and which included provisions providing for the termination of the standstill on customary terms, including upon the Company's entry into a definitive agreement with a third-party providing for a sale of the Company.

        Later on August 6, 2019, Party D contacted representatives of Morgan Stanley and stated that it was not interested in pursuing a transaction with the Company.

        Also on August 6, 2019, Mr. Wang sent Mr. Morley a letter, dated August 5, 2019, confirming in writing the revised proposal to acquire all outstanding shares of the Company common stock at a price of $25.75 per share in cash (the "August 6 Proposal"). The offer was conditioned upon VMware and the Company finalizing and announcing the transaction by August 22, 2019 and entering into an exclusivity agreement through such date, which draft exclusivity agreement was provided with the August 6 Proposal together with a draft merger agreement and a written confirmatory due diligence list. The draft merger agreement generally included customary terms and conditions for such an agreement including, among other things, for (1) the transaction to be structured as a cash tender offer followed immediately by a back-end merger, (2) the request by VMware for tender and support agreements, (3) the assumption by VMware of certain Company equity awards, (4) exceptions to the definition of "Company Material Adverse Effect", which generally defines the standard for closing risk, (5) commercially reasonable efforts standard relating to antitrust approvals, (6) the Company's ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal, (7) the Company's ability to accept a superior proposal after providing the buyer with a right to match such proposal and (8) a termination fee equal to 3.5% of the equity value of the transaction.

        Also on August 6, 2019, representatives of Morgan Stanley spoke with Mr. Wang to again advise VMware that the Company was not prepared to enter into an exclusivity arrangement with VMware at this time but was willing to provide access to additional due diligence to VMware.

        Also on August 6, 2019, the Board and the Special Committee held a joint telephonic meeting, together with certain members of the Company's senior management and representatives of Goodwin and Morgan Stanley to provide an update to the Board on the transaction process. Goodwin discussed preliminary issues on the draft merger agreement and representatives of Morgan Stanley reviewed with the Board and Special Committee the status of various outreach efforts to date. In particular, Morgan Stanley reviewed its dialogue with representatives of VMware that occurred on that same day in which the VMware representatives stated that while VMware acknowledged the Company's unwillingness to enter into exclusivity with VMware at the current time, VMware continued to have a strong interest in entering into exclusive negotiations with the Company and that as such the Company should expect VMware to reiterate its exclusivity request in the near term. With the assistance of its advisors, the Special Committee discussed strategies for seeking proposals from each of the other parties that had been contacted and discussed fiduciary duty considerations relevant to the Special Committee's evaluation of the August 6 Proposal in light of VMware's continuing desire to enter into exclusive negotiations with the Company. The Special Committee also revisited the advisability of reaching out to additional parties who might have an interest in exploring a potential strategic transaction with the Company, but again concluded that the parties contacted to date represented those most likely to have an interest in acquiring the Company.

        Over the course of the next week, certain members of the Company's senior management and representatives of Morgan Stanley held a series of diligence calls and in-person meetings with VMware and its representatives at the offices of Goodwin in Boston, Massachusetts, relating to various aspects of the Company's business. On August 7, 2019, the Company provided VMware and its representatives with access to a virtual data room in order for VMware to continue its due diligence investigation.

        Also over the course of the next week, each of Party A, Party B and Party C conducted their due diligence investigations of the Company, and representatives of the Company met telephonically with each party to discuss certain diligence items. Party A, Party B and Party C received information that was substantially similar to the information previously and concurrently being provided to VMware.

        On August 7, 2019, Party B indicated that it was not prepared to pursue a strategic transaction with the Company, citing an inability to offer a price that would be both acceptable to Party B and likely viewed as compelling to the Company.

        Also on August 7, 2019, Party E contacted representatives of Morgan Stanley and confirmed that it was not prepared to dedicate the resources necessary to pursue a transaction with the Company at this time.

        On August 8, 2019, Party C submitted a preliminary, non-binding proposal to acquire all of the Company's outstanding equity at a per share price in the range of $22.50 to $23.00 in cash. The proposal also indicated that Party C intended to finance the merger consideration with a combination of third-party debt and equity capital from Party C, and indicated that the proposal was subject to the completion of due diligence.

        On August 8, 2019 and August 9, 2019, members of the Company's management and members of VMware's management discussed via telephone open items and next steps with respect to VMware's ongoing due diligence of the Company, and members of the Company's management presented on certain due diligence topics to members of VMware's management. Also on August 8, 2019, Goodwin, on behalf of the Company, provided Morrison & Foerster with a revised draft merger agreement, which included changes to, among other things, (1) the definition of "Company Material Adverse Effect", (2) the provisions regarding regulatory approvals, (3) the treatment of outstanding Company equity awards, (4) the size of the termination fee payable under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer, and (5) other changes to the ability of the Company to engage with third parties who following announcement of a transaction with VMware make an unsolicited proposal to acquire the Company.

        On August 9, 2019, CTFN published an article indicating that the Company was exploring a sale process and had retained Morgan Stanley in connection with the process (the "CTFN Report").

        Later on August 9, 2019, a senior principal of Party A informed representatives of Morgan Stanley of its verbal proposal to acquire all of the Company's outstanding equity at a per share price in the range of $23.00 to $24.00 in cash, subject to the completion of due diligence. However, Party A also indicated that it would require significant additional time to perform due diligence and confirm its pricing.

        Also, on August 9, 2019, the Special Committee held a telephonic meeting with certain representatives of the Company's senior management, Morgan Stanley and Goodwin in attendance. During the meeting, representatives of Morgan Stanley provided an update regarding the status of discussions with Party A, Party B, Party C and VMware, including that Party B had declined to submit a proposal for a potential acquisition of the Company. Representatives of Morgan Stanley discussed with the Special Committee the proposals from Party A and Party C, noting that the high-end of each proposal range was well below VMware's August 6 Proposal. Morgan Stanley also explained that neither Party A nor Party C would be able to meet the Company's desired time table, but that Party C had indicated a willingness to move higher on price. The Special Committee instructed Morgan Stanley to contact Party C to determine if it could increase its offer price and indicate that the Company was willing to assist in this effort by providing additional information concerning the Company's business and prospects. The Special Committee concluded that Party A was not in a position to be competitive as a result of its inability to meet the Company's desired time table and the price range proposed by Party A.

        Also on August 9, 2019, representatives of Morgan Stanley contacted Party C and indicated that it would need to offer significant additional value above its initial proposal in order for its proposal to be viewed as competitive by the Board. Party C indicated that it would be willing to re-evaluate its proposal and potentially offer increased value but would need additional diligence information. Morgan Stanley agreed to provide additional information via the virtual data room.

        Also on August 9, 2019, a representative of Party F, a technology company offering software products, contacted representatives of Morgan Stanley to determine whether the Company had established a formal sale process, citing the CTFN Report. Party F did not indicate an intention to make a proposal.

        From August 10, 2019 to August 13, 2019, members of VMware's management attended in-person meetings with members of the Company's management to discuss various due diligence topics, and members of VMware's management, the Company's management, Goodwin and Morrison & Foerster held meetings via teleconference on various legal due diligence topics. On August 11, 2019, Morrison & Foerster sent via email to Goodwin comments to the draft merger agreement and draft form of support agreement.

        On August 12, 2019, the Special Committee held a telephonic meeting with certain representatives of the Company's senior management, Morgan Stanley and Goodwin in attendance for a portion of the meeting. During the meeting, representatives of Morgan Stanley provided an update regarding the status of discussions with Party C and VMware, noting that Party C had indicated an ability to increase its price range but needed to engage in additional internal discussions and evaluate the additional information provided to it by the Company, and that VMware had continued to be very active in its due diligence investigation of the Company. Representatives of Morgan Stanley reviewed with the Special Committee the potential accretive effects of the transaction on VMware, and Morgan Stanley's preliminary assessment of VMware's capability to pay more than the August 6 Proposal of $25.75 per share. During the meeting, Morgan Stanley received a call from a representative of Party C, who indicated that following additional internal discussion Party C had concluded that it likely could not increase its offer price by a sufficient amount and, specifically, that it could not reach $25.00 per share. The Special Committee then considered the various proposals that it had received to date—a range of $23.00 to $24.00 from Party A, a range of $22.50 to $23.00 from Party C with a potential to increase to less than $25.00, and $25.75 from VMware. The Special Committee also discussed various provisions of the draft merger agreement provided to the Company by VMware, concluding that although the Company should seek customary changes to the terms of the merger agreement, the agreement as a whole did not contain provisions that in the Special Committee's judgment would result in an unacceptable level of execution risk to the Company's stockholders. Following this discussion, the Special Committee determined that continuing discussions with VMware was in the best interests of the Company's stockholders. The Special Committee also discussed whether there was opportunity to get VMware to increase its offer price and concluded that the Company should seek an additional $0.25 per share in exchange for an agreement to negotiate exclusively with VMware until August 22.

        Later on August 12, 2019, representatives of Morgan Stanley contacted Mr. Wang and Mr. Morley separately contacted Mr. Gelsinger to indicate that the Special Committee would authorize exclusivity with VMware if VMware increased its offer price to $26.00 per share. VMware verbally agreed to increase its offer price to $26.00 per share.

        Later on August 12, 2019, the Special Committee held a telephonic meeting with certain representatives of the Company's senior management, Morgan Stanley and Goodwin in attendance. At this meeting, representatives of Morgan Stanley updated the Special Committee on the most recent dialogue with representatives of VMware, indicating that VMware had agreed to increase its offer price to $26.00 per share in exchange for an agreement by the parties to negotiate exclusively through August 22, 2019. Representatives of Goodwin then provided the likely timeline for completing a transaction with VMware and certain key terms of the draft merger agreement. Following discussion among the Special Committee, Morgan Stanley and Goodwin, the Special Committee recommended that the Company pursue the negotiation of a transaction with VMware at a price of $26.00 per share and authorized granting VMware exclusivity for a period through August 22, 2019 at such price.

        Following the Special Committee meeting, representatives of Morgan Stanley contacted representatives of VMware, to indicate that the Special Committee had agreed to enter into an exclusivity agreement through August 22, 2019, based on VMware's revised proposal of $26.00 per share in cash. Morgan Stanley also, on behalf of the Company, provided VMware with a revised draft of the exclusivity agreement. The Company and VMware executed the exclusivity agreement on August 12, 2019, which provided for an exclusivity period through 11:59 p.m. Eastern Time on August 22, 2019.

        Also on August 12, 2019, a representative of Party G, a technology company offering software and hardware products, contacted representatives of Morgan Stanley to determine whether the Company had established a formal sale process, citing the CTFN Report. Party G did not indicate an intention to make a proposal.

        On August 13, 2019, a representative of Party H, a technology company offering software products, contacted representatives of Morgan Stanley to determine whether the Company had established a formal sale process, citing the CTFN Report. Party H did not indicate an intention to make a proposal.

        Over the course of the next few days, VMware, the Company and their respective advisors continued to discuss due diligence topics and to negotiate the Merger Agreement and the Support Agreements and exchange drafts of the same, and the Special Committee met regularly with representatives of Goodwin and Morgan Stanley to discuss the status of negotiations with VMware and the status of the draft merger agreement.

        On August 15, 2019, Morgan Stanley informed the Special Committee of the inquiries from Party G and Party H. The Special Committee discussed the receipt of these unsolicited communications and concluded that, as in the case of Party F's inquiry, the inquiries from Party G and Party H were preliminary inquiries and that in any event the Company was not permitted to enter into discussions with or provide information to these parties under the terms of the exclusivity agreement with VMware. In discussing the inquiries from Party F, Party G and Party H, the Special Committee considered various aspects of each such party's ability to make an offer to acquire the Company that would be credible in terms of the value provided by such offer and from an execution risk perspective in light of such factors as the relative market capitalization of such party, such party's experience in acquiring public companies of the size and nature of the Company, such party's financial capability and the strategic rationale for such combination. The Special Committee concluded that none of Party F, Party G or Party H were likely to be in a position to make a credible proposal to acquire the Company but noted that if the Company and VMware entered into a merger agreement prior to the expiration of the exclusivity agreement, such merger agreement would permit these and other parties to make unsolicited proposals and engage in discussions with the Company under the terms of such merger agreement.

        On August 16, 2019, a representative of VMware provided a draft of a proposed post-closing employment offer letter to Mr. Morley.

        On August 19, 2019, senior executives of VMware met in-person with Mr. Morley in Palo Alto, California to discuss matters relating to post-closing employment of certain members of the Company's management team, including discussions relating to the execution of post-closing employment offer letters, containing restrictive covenants, including a non-compete and non-solicit.

        On August 20, 2019, a senior executive of VMware provided the Company with a revised summary proposal outlining the key terms of retention arrangements with certain key executives and other employees of the Company.

        On August 21, 2019, representatives of Goodwin and Morrison & Foerster discussed the open issues with respect to the draft merger agreement. Among other things, these items included: (1) the treatment of Company equity awards and other employee benefit provisions; (2) the size of the termination fee payable under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer; and (3) provisions relating to extensions of the tender offer period. Later on August 21, 2019, VMware and the Company finalized the principal terms of the Merger Agreement and the Support Agreements.

        Also on August 21, 2019, the Board and the Special Committee held a joint telephonic meeting with certain representatives of the Company's senior management, Morgan Stanley and Goodwin in attendance. During the meeting, Mr. Morley provided an update regarding the status of discussions with VMware. Thereafter, Goodwin again discussed with the Board and Special Committee the fiduciary duties of directors in connection with evaluating the Company's strategic alternatives. Thereafter, representatives of Goodwin reviewed the key terms of the proposed merger agreement relating to deal certainty and the parties' required efforts to obtain applicable regulatory approvals, including certain open issues between the parties, including the size of the termination fee payable by the Company in connection with accepting a superior proposal from a third party. Thereafter, Mr. Morley reviewed with the Board and Special Committee the proposed provisions regarding employee retention and the amount of retention awards authorized between announcement and closing of the transaction, as well as the retention arrangements offered by VMware to certain executive officers, which were conditional upon the closing of the merger, in consideration for such executive officers entering into new employment agreements requested by VMware at such time. Representatives of Morgan Stanley then discussed with the Board and Special Committee matters relating to, among other things, the price per share offered by VMware compared to certain precedent transactions based upon certain valuation metrics and delivered a presentation to the Board and Special Committee regarding preliminary financial analyses with respect to the Company based on the forecasts. Representatives of Morgan Stanley also discussed with the Board and Special Committee matters relating to the premium offered by VMware compared with premiums paid in other software transactions during the past five years and delivered a presentation to the Board and Special Committee regarding preliminary financial analyses with respect to the Company based on the forecasts. The employee retention and severance programs permitted by the Merger Agreement, which include the arrangements for named executed officers described in section "—Arrangements with the Company's Executive Officers and Directors" above, were negotiated based upon the direction of the Special Committee and approved by the Compensation Committee of the Board.

        Later on August 21, 2019, Mr. Morley and Mr. Wang spoke to discuss the key terms of retention arrangements with key executives of the Company.

        Early on August 22, 2019, Morrison & Foerster, on behalf of VMware, provided Goodwin with a revised draft of the merger agreement and during the day on August 22, 2019 representatives of the parties further negotiated, and ultimately reached resolution on, the remaining open points of the merger agreement, which included issues with respect to the size of the termination fee (3.1% of the equity value of the transaction) and obligations under the interim operating covenants, including the Company's ability to make certain grants of equity awards prior to closing. The Company also facilitated the final due diligence inquiries of VMware.

        Later on August 22, 2019, the Board and the Special Committee held a joint telephonic meeting to consider VMware's offer and the terms of the merger agreement. Representatives of the Company's senior management and representatives of Morgan Stanley and Goodwin also were in attendance. Representatives of Goodwin discussed with the Board and the Special Committee the fiduciary duties of directors in connection with evaluating the Company's strategic alternatives and the terms of the merger agreement, including, among other things, the parties' respective termination rights (including the Company's right to terminate the merger agreement to enter into an alternative acquisition agreement with respect to a superior proposal), the termination fee, the obligations of the parties to obtain applicable regulatory approvals, the definition of a "material adverse effect" and the applicable closing conditions. In addition, representatives of Morgan Stanley reviewed with the Special Committee and the Board Morgan Stanley's financial analysis of the Offer Price and the Merger Consideration, and rendered to the Special Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 22, 2019 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Morgan Stanley's opinion, please see the heading titled "—Opinion of the Company's Financial Advisor". The written opinion delivered by Morgan Stanley is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in "—Reasons for the Recommendation of the Board"), and upon recommendation of the Special Committee, the Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Compensation Committee of the Board also approved various compensation arrangements and adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act. After the close of trading of the U.S. stock markets on that same day and the approval of the transaction by the Board of Directors of Purchaser, VMware and the Company, the Merger Agreement and the Support Agreements were executed and delivered by the parties. In connection with the execution of the merger agreement, certain of the Company's executive officers entered into employment offer letters with VMware and new restrictive covenant agreements with VMware.

        In the afternoon of August 22, 2019, following the closing of the U.S. stock markets, the Company and VMware issued a joint press release announcing the execution of the merger agreement and the forthcoming commencement of the tender offer.

        On September 6, 2019, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Board

        In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Special Committee and the Board consulted with the Company's management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares tender their Shares in the Offer, the Special Committee and the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Special Committee and the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company's stockholders tender their Shares in response to the Offer:

        Offer Price.    The Board considered:

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  the historical market prices, volatility and trading information with respect to the Shares; and

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  the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $26.00 represents:

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  a 39% premium to the unaffected closing price of $18.70 on August 8, 2019, the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news becoming public;

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  a 44% premium to the trailing volume-weighted average price of $18.05 for the 30-day period ended on August 8, 2019;

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  a 57% premium to the trailing volume-weighted average price of $16.59 for the 90-day period ended on August 8, 2019; and

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  a 3% premium to the 52-week high closing price of $25.33 as of August 8, 2019.

        The Company's Operating and Financial Condition and Prospects.    The Board considered the Company's operating and financial performance and its prospects, including certain prospective forecasts for the Company prepared by the Company's senior management, which reflect an application of various assumptions of senior management. The Board considered the inherent uncertainty of achieving management's prospective forecasts, as set forth under the heading titled "—Certain Prospective Financial Information," and that as a result the Company's actual financial results in future periods could differ materially from senior management's prospective forecasts.

        Potential Strategic Alternatives.    The Board considered, after a thorough review of the Company's long-term strategic goals and opportunities, competitive environment and short- and long-term performance in light of the Company's strategic plan, and discussions with the Company's senior management and outside legal and financial advisors, the challenges and risks of continuing as a stand-alone public company and the potential strategic alternatives available to the Company including potential commercial partnerships. Following such review, the Board determined that the value offered to the Company's stockholders pursuant to the Merger Agreement is more favorable to the Company's stockholders than the alternative of remaining an stand-alone public company and pursuing the Company's long-term plan (taking into account the potential risks, rewards and uncertainties associated therewith) and/or exploring the terms and scope of any potential commercial partnerships.

        Negotiation Process.    The Board considered the fact that the terms of the Offer and Merger were the result of robust arm's-length negotiations conducted by the Company with the knowledge and at the direction of the Special Committee and the Board and with the assistance of its financial and legal advisors. The Board also considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm's-length negotiations with VMware, including the increase in the valuation offered by VMware from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

        Potentially Interested Counterparties.    The Board considered the process conducted by the Special Committee, with the assistance of representatives of Morgan Stanley, to identify potential buyers taking into account their expected interest, their financial capability to pursue a transaction with the Company, and their ability to move quickly and efficiently in a transaction process. The Board also considered the fact that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite the Company's entry into the Merger Agreement with VMware.

        Morgan Stanley's Opinion and Related Financial Presentation.    The Board considered the financial presentation and opinion of Morgan Stanley rendered to the Special Committee on August 22, 2019, which was subsequently confirmed by delivery of a written opinion dated August 22, 2019 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading titled "—Opinion of the Company's Financial Advisor."

        The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals.    The Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of "Company Material Adverse Effect," (2) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares tender their Shares, including in connection with a superior offer, (4) the Company's right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer, (5) the respective termination rights of the Company and VMware, and (6) the $70 million termination fee payable by the Company under certain circumstances, which the Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Board entered into an agreement for a superior offer.

        Conditions to the Consummation of the Offer and Merger; Likelihood of Completion.    The Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the "Company Material Adverse Effect" definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals. The Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

        Tender Offer Structure; Timing of Completion.    The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe also could reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing and related disruption.

        Extension of Offer Period.    The Board considered that, subject to the termination rights set forth in the Merger Agreement, Merger Sub must extend the Offer for one or more periods until at least December 22, 2019, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by VMware or Merger Sub); provided that if all of the Offer conditions (other than the Minimum Condition) have been satisfied or waived, Merger Sub will not be required to extend the Offer to a date later than the earlier of December 22, 2019 and the date that is 20 business days after the date that all of the Offer conditions (other than the Minimum Condition) have been satisfied or waived.

        Appraisal Rights.    The Board considered the availability of statutory appraisal rights to the Company's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

        Business Reputation of VMware.    The Board considered the business reputation and capabilities of VMware and its management and the substantial financial resources of VMware and, by extension, Merger Sub, which the Board believed supported the conclusion that a transaction with VMware and Merger Sub could be completed relatively quickly and in an orderly manner.

        Certainty of Consideration.    The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company's regulatory and other business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

        Procedural Safeguards.    The Board considered the procedural safeguards implemented by the Board to represent effectively the interests of the Company's stockholders, including the formation of the Special Committee to direct the strategic process on behalf of the Board, to consider and evaluate any proposals that might be received by us regarding a potential sale transaction, participate in and direct the negotiation of the material terms and conditions of any such transaction, and recommend to the Board the advisability of entering into any such transaction or pursuing another strategic alternative should any be presented to the Company.

        In the course of its deliberations, the Special Committee and the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

  •
  the fact that the Company's stockholders will not be entitled to participate in any potential future benefit from the Company's execution of management's standalone strategic business plan;

  •
  the effect of the public announcement of the Merger Agreement, including effects on the Company's relationship with its partners and other business relationships and the Company's ability to attract and retain key management and personnel;

  •
  the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $70 million termination fee under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer;

  •
  the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company's directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company's relationships with its partners, employees and other third parties may be adversely affected;

  •
  the restrictions imposed by the Merger Agreement on the conduct of the Company's business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

  •
  the risk of litigation;

  •
  the interests that certain directors and executive officers of the Company may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company's other stockholders generally, as described in Item 3 under the heading titled "—Arrangements with the Company's Executive Officers and Directors"; and

  •
  the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

        The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

        The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled "—Forward-Looking Statements." For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, and unanimously recommends that the Company's stockholders tender their Shares to Merger Sub pursuant to the Offer.

Opinion of the Company's Financial Advisor.

        The Special Committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the potential sale of the Company. The Special Committee selected Morgan Stanley to act as its exclusive financial advisor based on Morgan Stanley's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry, and its understanding of our business and affairs based on its long-standing relationship with us. At the meeting of the Special Committee on August 22, 2019, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of August 22, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley, dated August 22, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this Schedule 14D-9 as Annex A, and is incorporated by reference herein in its entirety. The summary of the opinion of Morgan Stanley herein is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley's opinion and the summary of Morgan Stanley's opinion below carefully and in their entirety. Morgan Stanley's opinion was directed to the Special Committee, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement, as of the date of the opinion and does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley's opinion was not intended to, and does not, constitute advice or a recommendation as to whether our stockholders should tender shares into the Offer, or as to how our stockholders should vote or act with respect to any matter.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  •
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  •
  reviewed certain financial projections prepared by the management of the Company and certain extrapolations prepared with guidance from the management of the Company (which were reviewed and approved for Morgan Stanley's use by the management of the Company), including the Forecasts, as described in the section entitled "Certain Prospective Financial Information";

  •
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  •
  reviewed the reported prices and trading activity for the Shares;

  •
  compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly traded companies comparable with the Company, and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in discussions and negotiations among representatives of the Company and VMware and their financial and legal advisors;

  •
  reviewed the Merger Agreement and certain related documents; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the financial forecasts, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the then best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. Morgan Stanley expressed no view as to such financial forecasts or the assumptions on which they were based. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

        Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. Morgan Stanley's opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might have been available to the Company, nor did it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

Summary of Financial Analyses

        The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion delivered on August 22, 2019, and the preparation of its written opinion letter dated August 22, 2019 to the Special Committee. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 20, 2019. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion.

        In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the management of the Company (the "Management Case"), which are more fully described below under the section entitled "Certain Prospective Financial Information" and consist of the Forecasts as defined below under the section entitled "Certain Prospective Financial Information." In accordance with discussions with the management of the Company, Morgan Stanley also used and relied upon certain financial projections based on certain Wall Street research reports, as compiled by Thomson Reuters, as of August 20, 2019 (the "Street Case").

Public Trading Comparables Analysis

        Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company and certain financial projections prepared by the management of the Company with comparable publicly available consensus equity analyst research estimates for selected companies, selected based on Morgan Stanley's professional judgement and experience, that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (these companies are referred to as the "comparable companies").

        For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value ("AV"), which Morgan Stanley defined as fully-diluted market capitalization plus total debt, preferred equity and non-controlling interest (as applicable), less cash and cash equivalents, to estimated revenue ("AV/Revenue") for calendar years 2019 and 2020, of the Company and each of the comparable companies based on publicly available financial information for comparison purposes. Morgan Stanley utilized publicly available estimates of revenue prepared by equity research analysts and compiled by Thomson Reuters, available as of August 20, 2019. The AV for the comparable companies was calculated as of August 20, 2019, and the AV for the Company was calculated as of August 8, 2019, the last trading day prior to the publication of a report speculating a potential business combination involving the Company.

        These companies and their applicable multiples, as well as the corresponding multiples for the Company based on the Management Case and the Street Case, were the following:

Comparable Company	AV/ CY2019E Revenue	AV/ CY2020E Revenue
Carbon Black
Street Case	5.9x	5.0x
Management Case	5.8x	4.8x
Security
CyberArk Software Ltd.	9.4x	8.0x
FireEye, Inc.	3.6x	3.4x
Forescout Technologies, Inc.	4.9x	4.0x
Fortinet, Inc.	5.8x	5.1x
Mimecast Limited.	6.7x	5.6x
Palo Alto Networks, Inc.	6.0x	5.1x
Proofpoint, Inc.	6.9x	5.7x
Qualys, Inc.	9.6x	8.4x
Rapid7, Inc.	9.1x	7.4x
SailPoint Technologies Holdings, Inc.	6.9x	6.0x
Splunk Inc.	8.8x	7.3x
Tenable Holdings, Inc.	6.0x	4.8x
Varonis Systems, Inc.	8.4x	7.9x
High Growth Security
CrowdStrike Holdings, Inc.	54.5x	38.3x
Okta, Inc.	31.8x	24.3x
Zscaler, Inc.	27.3x	20.7x

        Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of AV/Revenue multiples and applied these ranges of multiples to the estimated revenue for the Company for the Street Case and Management Case in order to calculate an aggregate value, from which Morgan Stanley then deducted net cash to reach an implied equity value. Based on the estimated outstanding Shares on a fully diluted basis under the treasury stock method as of August 20, 2019 as provided by Company management, Morgan Stanley then calculated the estimated implied value per Share, rounded to the nearest $1.00, as follows:

Calendar Year Financial Statistic	Selected Calendar Year Multiple Ranges	Implied Value Per Share of Company Common Stock ($)
Street Case
Aggregate Value to Estimated 2019 Revenue	5.0x - 7.0x	16 - 22
Aggregate Value to Estimated 2020 Revenue	4.0x - 6.0x	15 - 22
Management Case
Aggregate Value to Estimated 2019 Revenue	5.0x - 7.0x	16 - 22
Aggregate Value to Estimated 2020 Revenue	4.0x - 6.0x	16 - 23

        No company utilized in the public trading comparables analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company's control. These include, among other things, the impact of competition on the Company's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general.

Discounted Equity Value Analysis

        Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into a theoretical estimate of the future implied value of a company's common equity as a function of that company's estimated future financial performance and a theoretical range of trading multiples. The resulting estimated future implied value is subsequently discounted at that company's cost of equity in order to arrive at an illustrative estimate of the present value for that company's theoretical future implied stock price.

        To calculate the discounted equity value under the Street Case, Morgan Stanley used Street Case calendar year 2022 estimated revenue. Based on the application of its professional judgment and experience, Morgan Stanley applied a forward AV/Revenue multiple range of 4.0x to 6.0x to this estimated revenue in order to reach a future implied aggregate value. Morgan Stanley then added the Street Case projected net cash from such aggregate value to reach a future implied equity value, which was then divided by the Company's fully diluted share count under the treasury stock method.

        To calculate the discounted equity value under the Management Case, Morgan Stanley used Management Case calendar year 2022 estimated revenue. Based on the application of its professional judgement and experience, Morgan Stanley applied a forward AV/Revenue multiple range of 5.0x to 7.0x (such AV/Revenue multiple range chosen to reflect the superior growth prospects, among other factors, of the Management Case in calendar year 2022 and beyond relative to the Street Case) to this estimated revenue in order to reach a future implied aggregate value. Morgan Stanley then added the Management Case projected net cash from such aggregate value to reach a future implied equity value, which was then divided by the Company's fully diluted share count under the treasury stock method.

        In each case, Morgan Stanley then discounted the resulting implied future equity value per share at a discount rate of 9.0%, which rate was selected based on our estimated mid-point cost of equity to calculate the discounted equity value per Share, rounded to the nearest $1.00, as follows:

Based on Calendar Year 2022 Estimated Revenue	Selected AV / Revenue Multiple Ranges	Implied Value Per Share of Company Common Stock ($)
Street Case	4.0x - 6.0x	16 - 24
Management Case	5.0x - 7.0x	22 - 31

  Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per Share based on this discounted cash flow analysis to value the Company as a standalone entity. Morgan Stanley utilized estimates from the Management Case for purposes of its discounted cash flow analysis, as more fully described below.

        Morgan Stanley first calculated the estimated unlevered cash flows, which were calculated as EBITDA (unburdened by stock based compensation) less (i) stock-based compensation expense, (ii) taxes, (iii) capital expenditures, and (iv) changes in net working capital. The Management Case included estimates from the financial forecasts prepared by Company management through 2024. Company management reviewed and approved extrapolations for the Management Case projections through 2029. For purposes of its valuation analysis, Morgan Stanley also included the value of existing and newly created tax attributes. Morgan Stanley, for purposes of calculating the tax savings from net operating loss utilization, assumed that the Company's net operating losses are not limited by section 382 of the Code, have no expiration and are fully utilized over the projected period at the annual amounts available for utilization based on forecasted taxable earnings before taxes under the Management Case. Morgan Stanley also calculated a range of terminal values by applying perpetuity growth rates ranging from 2.0% to 4.0%, which range was selected by Morgan Stanley based upon the application of its professional judgment and experience, to the estimated unlevered free cash flows of the Company after calendar year 2029.

        Morgan Stanley then discounted the unlevered free cash flows, tax savings from net operating loss utilization and terminal values to present values as of August 20, 2019, using the mid-year discount convention and a range of discount rates from 8.0% to 10.0%, in order to reach an aggregate value. These discount rates were selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect the Company's estimated weighted average cost of capital.

        Based on the outstanding Shares on a fully diluted basis (including outstanding options and restricted stock units) as provided by management of the Company on August 20, 2019, Morgan Stanley calculated the estimated implied value per Share, rounded to the nearest $1.00, as follows:

Implied Value Per Share of Company Common Stock ($)
Management Case	16 - 29

Precedent Transactions Analysis

        Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the potential transaction. Morgan Stanley compared publicly available statistics for selected software transactions selected based on Morgan Stanley's professional judgement and experience, that were publicly announced between January 1, 2016 and August 20, 2019 and had an aggregate value implied by the related transaction consideration of greater than $1.0 billion. Morgan Stanley reviewed the transactions below for, among other things, the ratio of the AV implied by the consideration paid in each transaction to each target company's estimated revenue for the 12-month period following the transaction announcement date based on publicly available estimates as of the date of such announcement ("NTM Revenue").

Announcement Date	Target	Acquirer	AV/NTM Revenue
4/18/2016	Cvent	Vista Equity Partners	6.5x
5/31/2016	Marketo	Vista Equity Partners	5.9x
6/1/2016	Demandware	Salesforce	9.1x
6/2/2016	Qlik Technologies	Thoma Bravo	3.5x
6/13/2016	LinkedIn	Microsoft	6.8x
7/7/2016	AVG Technologies	Avast Software	3.0x
7/26/2016	LogMeIn	Citrix GoTo Business	5.9x
7/28/2016	NetSuite	Oracle	8.4x
8/1/2016	Fleetmatics	Verizon	6.3x
9/7/2016	Intel Security	TPG	1.8x
9/19/2016	Infoblox	Vista Equity Partners	3.6x
11/20/2016	LifeLock	Symantec	3.3x
10/23/2017	Broadsoft	Cisco	4.7x
10/26/2017	Gigamon Inc.	Elliott Management	3.8x
11/27/2017	Barracuda	Thoma Bravo	3.5x
1/11/2018	DST Systems	SS&C Technologies	2.5x
1/30/2018	Callidus	SAP	8.1x
3/20/2018	MuleSoft	Salesforce	15.7x
6/11/2018	Adaptive Insights	Workday	11.0x
7/11/2018	CA Technologies	Broadcom	4.3x
10/3/2018	Hortonworks	Cloudera	5.0x
10/10/2018	Imperva	Thoma Bravo	4.7x
10/15/2018	SendGrid	Twillo	10.8x
10/28/2018	Red Hat	IBM	9.4x
11/11/2018	Apptio	Vista Equity Partners	7.9x
11/11/2018	Qualtrics	SAP	15.5x
11/12/2018	athenahealth	Veritas Capital + Evergreen Coast Capital	3.9x
11/16/2018	Cylance	BlackBerry	7.5x
12/24/2018	MINDBODY	Vista Equity Partners	6.7x
2/4/2019	Ultimate Software	Consortium led by Hellman & Friedman	7.9x
2/12/2019	Ellie Mae	Thoma Bravo	6.8x
6/10/2019	Tableau	Salesforce.com	11.2x
6/11/2019	Medidata Solutions	Dassault Systems	7.5x
8/8/2019	Symantec	Broadcom	4.6x

        Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied financial multiples of the transactions and applied these ranges of financial multiples to the relevant financial statistic for the Company. The following table summarizes Morgan Stanley's analysis, rounded to the nearest $1.00:

Precedent Transactions Financial Statistic	Representative Ranges	Implied Value Per Share of Company Common Stock ($)
Precedent Multiples
AV to NTM Revenue (Street)	4.0x - 8.0x	14 - 26
AV to NTM Revenue (Management)	4.0x - 8.0x	15 - 28

        No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company's control. These include, among other things, the impact of competition on the Company's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

  Other Information

        Morgan Stanley observed additional factors that were not considered part of Morgan Stanley's financial analysis with respect to its opinion, but which were noted as reference data for the Special Committee, including the following information described under the sections titled "Discounted Equity Research Analysts' Future Price Targets Analysis," "Premiums Paid Analysis" and "Historical Trading Ranges Analysis."

  Discounted Equity Research Analysts' Future Price Targets Analysis

        For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts prior to August 20, 2019, such equity research analysts being all of the analysts publishing research following the release of our second quarter earnings. These one-year forward targets reflected each analyst's estimate of the future public market trading price of the Shares. The range of undiscounted analyst price targets for the Shares was $15.00 to $24.00 per share as of August 20, 2019. Morgan Stanley discounted the range of analyst price targets per share for the Shares by one year at a rate of 9.0%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to arrive at an implied range of equity values for the Shares, rounded to the nearest $1.00, of $14 to $22 per share.

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

  Premiums Paid Analysis

        For reference only, and not as a component of its fairness analysis, Morgan Stanley considered, based on publicly available information, the premiums paid in certain precedent transactions. Morgan Stanley compared publicly available statistics for selected software transactions that were publicly announced between January 1, 2016 and August 20, 2019 and had an aggregate value implied by the related transaction consideration of greater than $1.0 billion.

        Morgan Stanley measured the premiums paid in the transactions described above over: (i) the closing price of the target company's stock on the unaffected date (i.e., the day prior to a public announcement related to the transaction or prior to the share price being affected by acquisition rumors or similar merger-related news), which we refer to as the 1-Day Premium; and (ii) the arithmetic average of the closing price of the target company's stock for the 30 trading days preceding the target's unaffected date, which we refer to as the 30-Day Average Premium.

        Based on the results of this analysis and its professional judgment and experience, Morgan Stanley applied a 1-Day Premium range of 20% to 50% to the Company's closing share price as of August 8, 2019 (the last trading day prior to the publication of a report speculating a potential business combination involving the Company), resulting in an implied price per share range of equity values for the Shares, rounded to the nearest $1.00, of $22 to $28. Based on the results of this analysis and its professional judgment and experience, Morgan Stanley applied a 30-Day Average Premium range of 20% to 50% to the Company's average closing share price over the 30 trading days prior up to and including August 8, 2019 (the last trading day prior to the publication of a report speculating a potential business combination involving the Company), resulting in an implied price per share range of equity values for the Shares, rounded to the nearest $1.00, of $22 to $27.

        No company or transaction utilized in the premiums paid analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions used for the premiums paid analysis, Morgan Stanley made assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company's control. These include, among other things, the impact of competition on the Company's business and the industry generally, industry growth, and the absence of any material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

  Historical Trading Range Analysis

        For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of the Shares for the twelve-month period commencing on August 8, 2018, and ending on August 8, 2019 (the last trading day prior to the publication of a report speculating a potential business combination involving the Company). Morgan Stanley observed that, during this period, the low and high closing prices of the Shares, rounded to the nearest $1.00, were $12 and $25 per share, respectively.

        Morgan Stanley also reviewed the historical trading range of the Shares for the trailing three-month period commencing on May 8, 2019, and ending on August 8, 2019 (the last trading day prior to the publication of a report speculating a potential business combination involving the Company). Morgan Stanley observed that, during this period, the low and high closing prices of the Shares, rounded to the nearest $1.00, were $15 and $19 per share, respectively.

General

        In connection with the review of the Offer and the Merger by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company.

        In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company's control. These include, among other things, the impact of competition on the Company's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the per share offer consideration to be received by the holders of Shares pursuant to the Merger Agreement and in connection with the delivery of its oral opinion on August 22, 2019, to the Special Committee.

        The per share offer consideration to be received by the holders of Shares pursuant to the Merger Agreement was determined through arm's length negotiations between the Special Committee and VMware and was recommended by the Special Committee to the Board. Morgan Stanley acted as financial advisor to the Special Committee during these negotiations but did not, however, recommend any specific form or amount of consideration to the Special Committee, nor did Morgan Stanley opine that any specific form or amount of consideration constituted the only appropriate consideration for the Offer or the Merger. Morgan Stanley's opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley's opinion was not intended to, and does not, constitute advice or a recommendation as to whether the Company's stockholders should tender shares into the Offer or as to how the stockholders should vote or act with respect to any matter. Morgan Stanley's opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in deciding to recommend the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to the Board. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Special Committee with respect to the consideration pursuant to the Merger Agreement or of whether the Special Committee would have been willing to recommend a transaction with different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley's customary practice.

        The Special Committee retained Morgan Stanley based on its qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry, and its understanding of our business and affairs based on its long-standing relationship with us. Morgan Stanley, together with its affiliates, is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of VMware and its affiliates, the Dell Group (which includes Pivotal Software and Secureworks), the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

        Under the terms of its engagement letter, Morgan Stanley provided the Special Committee financial advisory services and a financial opinion, described in this section and attached as Annex A to this Schedule 14D-9, in connection with the Offer and the Merger. The Company has agreed to pay Morgan Stanley a fee of approximately $34 million for its services, approximately $3 million of which became due and payable upon the delivery of the financial opinion and approximately $31 million of which is contingent upon consummation of the Merger. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including fees of outside counsel and other professional advisors, incurred from time to time in connection with this engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain losses, claims, damages or liabilities, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley's engagement.

        In the two years prior to the date of its opinion, Morgan Stanley and its affiliates provided financing services to the Company and have received fees in connection with such services of approximately $5 million. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates provided financing services to VMware and have received fees in connection with such services of approximately $2 million. In addition, in the two years prior to the date of its opinion, Morgan Stanley and its affiliates provided financing services to the Dell Group and have received fees in connection with such services of approximately $30 million. Morgan Stanley and its affiliates may seek to provide financial advisory or financing services to the Company, VMware and/or the Dell Group in the future and would expect to receive fees for the rendering of these services.

Certain Prospective Financial Information.

        The Company does not as a matter of course make public projections as to future revenues, operating income, earnings or other results beyond the current fiscal year due to the uncertainty of the underlying assumptions and estimates. However, in connection with the Board's consideration of strategic alternatives, including the proposal from VMware, Company management prepared certain non-public, financial forecasts regarding the Company's potential future performance for the fiscal years 2019 through 2024, referred to in this Schedule 14D-9 as the "management forecasts". In addition, Morgan Stanley prepared extrapolations of the management forecasts for the fiscal years 2025 through 2029, referred to in this Schedule 14D-9 as the "extrapolated forecast", based upon the guidance and direction of Company management. The management forecasts and the extrapolated forecast were provided, in varying forms, to the Board in connection with its evaluation of the Offer, the Merger and the Transactions. The management forecasts and the extrapolated forecast were used to calculate cash flows for the fiscal years 2019 through 2029 for purposes of Morgan Stanley's discounted free cash flow analysis. The management forecasts and the extrapolated forecast, which are summarized below, are referred to collectively in this Schedule 14D-9 as the "Forecasts".

        The Forecasts were also provided to Morgan Stanley, and the Board directed Morgan Stanley to use the Forecasts in its evaluation of the fairness of the Offer Price to the stockholders of the Company summarized above under "—Opinion of the Company's Financial Advisor".

Cautionary Note About the Forecasts

        The Forecasts, while necessarily presented with numerical specificity, reflect numerous estimates and assumptions made by the Company, with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, demand for the Company's products and services, capital expenditure levels for the applicable periods and other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Current Reports on Form 8-K, as well as the section titled "Forward-Looking Statements" in Item 8 of this Schedule 14D-9. In addition, the Forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

        In addition to the various limitations described above, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the Company's products. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company's independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto.

        In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts.    The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to not have been predictive of future performance or other events. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the effectiveness or marketability of the Company's products, or the overall future performance of the Company. The Forecasts were prepared based on the Company's continued operation as a stand-alone company and do not take into account the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Transactions or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement, or any impact should the Transactions fail to occur. The Forecasts do not include potential income tax savings resulting from utilization of the Company's federal and state net operating loss carryovers. In addition, the Forecasts do not take into account any circumstances, transactions, events, partnerships, or combinations occurring or anticipated to occur after the dates on which the Forecasts were prepared. The Forecasts are subjective in many respects and, thus, are subject to interpretation. The Company is including the summary of the Forecasts in this document solely because the Forecasts were among the financial information made available to the Board and Morgan Stanley in connection with their evaluation of the Transactions, and not to influence your decision on how to vote on the Merger or for any other purpose. The inclusion of the Forecasts in this document does not constitute an admission or representation that the information is material.

        The Company does not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Forecasts are no longer appropriate. Some or all of the assumptions underlying the Forecasts may have changed since the date the Forecasts were prepared.

Summary of the Forecasts

        The following table summarizes the management forecasts for the fiscal years 2019 through 2024 and the extrapolated forecast of such estimates for the fiscal years 2025 through 2029 (dollars in millions):

	Management Forecasts						Extrapolated Forecast
	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Revenue	248	302	366	451	558	688	822	947	1,053	1,128	1,162
Non-GAAP EBIT(1)	(44)	(22)	(9)	14	59	116	150	185	220	251	259
Depreciation	7	9	10	12	15	19	22	26	29	31	32

Adjusted EBITDA(2)	(38)	(13)	1	26	74	135	172	211	249	282	290
Stock Based Compensation	(20)	(27)	(34)	(41)	(50)	(62)	(66)	(66)	(63)	(56)	(58)
Capital Expenditures	(8)	(10)	(12)	(15)	(18)	(23)	(26)	(28)	(30)	(31)	(32)
Income Taxes	—	—	—	—	(2)	(14)	(21)	(30)	(39)	(49)	(50)
Changes in Working Capital	9	9	3	23	33	51	40	38	32	22	10

Unlevered Free Cash Flow(3)	(57)	(41)	(42)	(6)	36	88	99	124	148	169	161

(1)
Non-GAAP EBIT is defined as the Company's earnings before interest and taxes and excludes stock-based compensation expense and amortization of intangible assets.

(2)
Adjusted EBITDA is defined as the Company's earnings before interest, taxes, depreciation and amortization of intangible assets and excludes stock-based compensation expense.

(3)
Unlevered free cash flow is defined as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures, and changes in net working capital. Totals may not foot due to rounding.

        Certain of the measures included in the Forecasts, including Non-GAAP EBIT, Adjusted EBITDA and unlevered free cash flow, are non-GAAP financial measures. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.

        Financial measures provided to a financial advisor are excluded from the SEC's definition of non-GAAP financial measures and therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Morgan Stanley for purposes of its financial analysis as described above in the section entitled "—Opinion of the Company's Financial Advisor" or by the Board. Accordingly, a reconciliation of the financial measures included in the Forecasts is not provided.

Intent to Tender.

        To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

        In addition, each of the directors and executive officers of the Company have entered into a Tender and Support Agreement, pursuant to which each has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares as well as any additional Shares that he or she may acquire, to Merger Sub in the Offer. See Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") hereof under the heading "Arrangements between the Company, VMware and Merger Sub—Tender and Support Agreements."

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Under the terms of its engagement letter, the Company has agreed to pay Morgan Stanley a fee of approximately $34 million for its services, approximately $3 million of which became due and payable upon the delivery of the financial opinion and approximately $31 million of which is contingent upon consummation of the Merger. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including fees of outside counsel and other professional advisors, incurred from time to time in connection with this engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain losses, claims, damages or liabilities, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley's engagement.

        Additional information pertaining to the retention of Morgan Stanley by the Company in Item 4 under the heading titled "Opinion of the Company's Financial Advisor" is hereby incorporated by reference in this Item 5.

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to Shares have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except for the transactions set forth below.

Name	Date of Transaction	Number of Shares		Share Price		Nature of Transaction
Michael Viscuso	07/08/2019	10,000	(1)	$17.2541	(2)	Sale effected pursuant to a Rule 10b5-1 trading plan
Ronald H. Nordin	07/26/2019	10,000		$19.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Michael Viscuso	07/26/2019	60,000	(1)	$19.00	(3)	Sale effected pursuant to a Rule 10b5-1 trading plan
Patrick Morley	07/26/2019	79,380		$19.00	(4)	Sale effected pursuant to a Rule 10b5-1 trading plan
Ryan James Polk	07/26/2019	14,000		$19.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Ryan James Polk	07/26/2019	14,000		$5.98		Shares acquired pursuant to exercise of Company stock options

Name	Date of Transaction	Number of Shares		Share Price		Nature of Transaction
Ryan James Polk	08/05/2019	200		$19.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Ryan James Polk	08/05/2019	200		$5.98		Shares acquired pursuant to exercise of Company stock options
Ryan James Polk	08/09/2019	6,800		$19.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Ryan James Polk	08/09/2019	6,800		$5.98		Shares acquired pursuant to exercise of Company stock options
Patrick Morley	08/09/2019	39,690		$19.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Ronald H. Nordin	08/09/2019	5,000		$19.000		Sale effected pursuant to a Rule 10b5-1 trading plan
Thomas Neergaard Hansen	08/09/2019	5,563		$21.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Michael Viscuso	08/12/2019	10,000	(1)	$21.3816	(5)	Sale effected pursuant to a Rule 10b5-1 trading plan
Thomas Neergaard Hansen	08/13/2019	80,427		$23.00		Sale effected pursuant to a Rule 10b5-1 trading plan
Thomas Neergaard Hansen	08/13/2019	80,427		$5.92		Shares acquired pursuant to exercise of Company stock options
Thomas Neergaard Hansen	08/16/2019	123,421		$23.02	(6)	Sale effected pursuant to a Rule 10b5-1 trading plan
Thomas Neergaard Hansen	08/16/2019	123,421		$5.92		Shares acquired pursuant to exercise of Company stock options

(1)
The shares are held directly by Legion Capital, LLC. Kyrus Holdings, Inc. ("Kyrus Holdings") is an entity that controls Legion Capital, LLC. Mr. Viscuso is a member of the board of directors and a minority and non-controlling stockholder of Kyrus Holdings. Mr. Viscuso disclaims beneficial ownership of all shares except to the extent of his pecuniary interest, if any, therein.

(2)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $17.06 to $17.36, inclusive. Mr. Viscuso undertakes to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(3)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.00 to $19.01, inclusive. Mr. Viscuso undertakes to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(4)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.00 to $19.01, inclusive. Mr. Morley undertakes to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(5)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $20.88 to $22.00, inclusive. Mr. Viscuso undertakes to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(6)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.00 to $23.07, inclusive. Mr. Hansen undertakes to provide to the Company, any security holder of the Company, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Named Executive Officer Golden Parachute Compensation.

        See Item 3 above under the heading "—Golden Parachute Compensation" for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company's named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the "fair value" of their Shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price.

        Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of October 3, 2019, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about September 6, 2019), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Shares in the Offer (or otherwise waive such stockholder's appraisal rights);

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  any stockholder of the Company who has otherwise perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

        Notwithstanding a stockholder's compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

        All written demands for appraisal should be addressed to:

    Carbon Black, Inc.
    1100 Winter Street
    Waltham, MA 02451
    Attention: Senior Vice President & General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder's compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, VMware and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither VMware nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and VMware and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any "moratorium", "control share", "fair price", "interested stockholder" or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, VMware, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, VMware, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, VMware and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

        Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants "early termination," (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a "pull-and-refile"), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and VMware each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on August 29, 2019. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on September 13, 2019, unless (a) the period is shortened and the transaction receives "early termination," (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of VMware and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        VMware's acquisition of the Shares pursuant to the Offer or the Merger is also subject to merger control filings in Germany and Austria. In Germany, the Bundeskartellamt (the Federal Cartel Office, or the "FCO") is responsible for reviewing transactions that meet certain thresholds. The initial waiting period is one month. VMware and the Company submitted its filing with the FCO on September 6, 2019. In Austria, the Federal Competition Authority (the "FCA") is responsible for reviewing transactions that meet certain thresholds. The initial waiting period is four weeks. VMware and the Company submitted its filing with the FCA on September 6, 2019. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws in Germany, Austria, or any other jurisdiction. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Stockholder Approval of the Merger Not Required.

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company's stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

        For additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2018 and the Company's Form 10-Q for the three months ended June 30, 2019.

Forward-Looking Statements.

        This Schedule 14D-9 and the materials incorporated by reference contain forward-looking statements that are based on the Company's current expectations, including, among other things, statements regarding the Offer and consummation of the acquisition of the Company, the payment of any consideration in connection therewith, the expected treatment of outstanding the Company equity awards, the required payment by the Company of a termination fee in the event of any Takeover Proposal (as defined in the Merger Agreement), the effect of the Tender and Support Agreements, and any assumptions underlying any of the foregoing. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to (1) the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; (2) uncertainties as to how many of the Company's stockholders will tender their shares in the Offer; (3) the possibility that the acquisition does not close; (4) the possibility that competing offers may be made; (5) risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); (6) risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; (7) the risk that the business will not be integrated successfully; (8) disruption from the Transactions making it more difficult to maintain business and operational relationships; (9) negative effects of this announcement or the consummation of the proposed acquisition on the market price of VMware's common stock, credit ratings and operating results; (10) the risk of litigation and regulatory actions related to the proposed acquisition; (11) other business effects, including the effects of industry, market, economic, political or regulatory conditions; (12) other unexpected costs or delays in connection with the acquisition. These forward-looking statements are made as of the date of this Schedule 14D-9, are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission, including the Company's most recent reports on Form 10-K and Form 10-Q and Current Reports on Form 8-K that the Company has filed and may file from time to time, which could cause actual results to vary from expectations. The Company assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date hereof.

Item 9.    Exhibits.

        The following Exhibits are filed herewith or incorporated herein by reference:

(a	)(1)(A)	Offer to Purchase dated September 6, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by VMware and Merger Sub on September 6, 2019).

(a	)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a	)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a	)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a	)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a	)(1)(F)	Summary Advertisement, as published in the New York Times on September 6, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a	)(5)(A)	Press Release issued by Carbon Black, Inc. on August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 22, 2019).

(a	)(5)(B)	Email sent to employees from the Chief Executive Officer of Carbon Black, Inc., dated August 22, 2019 (incorporated by reference to the Company's Solicitation/Recommendation Statement on Schedule 14D-9C filed on August 22, 2019).

(a	)(5)(C)	Q&A provided to employees of Carbon Black, Inc. on August 22, 2019 (incorporated by reference to the Company's Solicitation/Recommendation Statement on Schedule 14D-9C filed on August 22, 2019).

(e	)(1)	Agreement and Plan of Merger by and among Carbon Black, Inc., Calistoga Merger Corp. and VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on August 22, 2019).

(e	)(2)	Confidentiality/Nondisclosure Agreement, dated July 23, 2019, between Carbon Black, Inc. and VMware, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e	)(3)	Exclusivity Agreement, dated August 12, 2019, between Carbon Black, Inc. and VMware, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e	)(4)	Ninth Amended and Restated Certificate of Incorporation of Carbon Black, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed on March 8, 2019).

(e	)(5)	Third Amended and Restated By-Laws of Carbon Black, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed on March 8, 2019).

(e	)(6)	2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-K filed on March 8, 2019).

(e	)(7)	2012 Stock Option and Grant Plan and forms of agreements hereunder (incorporated by reference to Exhibit 10.6 to the Company's Form 10-K filed on March 8, 2019).

(e	)(8)	Amended and Restated Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed on March 8, 2019).

(e	)(9)	Amended and Restated 2010 Series A Option Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed on March 8, 2019).

(e	)(10)	Carbon Black, Inc. Amended and Restated 2012 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K filed on March 8, 2019).

(e	)(11)	Confer Technologies, Inc. 2013 Stock Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed on March 8, 2019).

(e	)(12)	2018 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K filed on March 8, 2019).

(e	)(13)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.12 to the Company's Form 10-K filed on March 8, 2019).

(e	)(14)	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.13 to the Company's Form 10-K filed on March 8, 2019).

(e	)(15)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.13 to the Company's Form 10-K filed on March 8, 2019).

(e	)(16)	Employment Agreement, between the Company and Patrick Morley, dated as of January 1, 2016, as amended (incorporated by reference to Exhibit 10.15 to the Company's Form 10-K filed on March 8, 2019).

(e	)(17)	Employment Agreement, between the Company and Thomas Neergaard Hansen, dated as of July 12, 2017, as amended (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 8, 2019).

(e	)(18)	Employment Agreement, between the Company and Ryan Polk, dated as of January 1, 2017, as amended (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K filed on March 8, 2019).

(e	)(19)	Employment Agreement, between the Company and Mark P. Sullivan, dated as of January 1, 2016, as amended (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K filed on March 8, 2019).

(e	)(20)	Employment Agreement, between the Company and Michael Viscuso, dated as of January 1, 2016, as amended (incorporated by reference to Exhibit 10.19 to the Company's Form 10-K filed on March 8, 2019).

(e	)(21)	Employment Agreement, dated as of February 20, 2019, as amended between the Company and Stephen Webber (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 2, 2019).

(e	)(22)	Form of Indemnification Agreement between the Company and each of the executive officers and directors (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K filed on March 8, 2019).

(e	)(23)	Form of Tender and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and certain Company stockholders (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 22, 2019).

(e	)(24)	Thomas Hansen Offer Letter (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e	)(25)	Patrick Morley Offer Letter (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e	)(26)	Ryan Polk Offer Letter (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 6, 2019

Carbon Black, Inc.
By:	/s/ STEPHEN WEBBER
	Name:	Stephen Webber
	Title:	Executive Vice President & Chief Financial Officer

ANNEX A

Morgan Stanley

August 22, 2019

Special Committee of the Board of Directors
Carbon Black, Inc.
1100 Winter Street
Boston, MA 02451

Members of the Special Committee of the Board:

        We understand that Carbon Black, Inc. (the "Company"), VMware, Inc. (the "Buyer") and Calistoga Merger Corp., a wholly owned subsidiary of the Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated August 22, 2019 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") for $26.00 per share in cash (the "Offer Consideration"), and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock (other than shares owned by the Company as treasury stock, owned by Acquisition Sub immediately before the Effective Time (as defined in the Merger Agreement), that are irrevocably accepted by Acquisition Sub in the Tender Offer or with respect to which the holder thereof is entitled to demand and properly demands appraisal) will be converted into the right to receive the Offer Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company and certain extrapolations prepared with guidance from the management of the Company (which were reviewed and approved for our use by the management of the Company) (collectively, the "Financial Projections");

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Reviewed the reported prices and trading activity for the Company Common Stock;

  6)
  Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

  7)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  8)
  Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

  9)
  Reviewed the Merger Agreement and certain related documents; and

  10)
  Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the Financial Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We express no view as to such Financial Projections or the assumptions on which they were based. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

        We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of shares of the Company Common Stock in the transaction. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer, the Dell Group and the Company and have received fees in connection with such services. For purposes of this opinion, "Dell Group" is defined as Dell Technologies Inc., Pivotal Software, Inc. and Secureworks, Inc. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer, the Dell Group and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Dell Group, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Tender Offer, or as to how the stockholders of the Company should vote or act with respect to any matter.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ MICHAEL F. WYATT Michael F. Wyatt Managing Director

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.